

PROSPECTUS SUPPLEMENT
(To prospectus dated February 4, 2003)

$200,000,000

Nationwide Financial Services, Inc.

5.625% Senior Notes due 2015

Interest on the notes is payable on February 13 and August 13 of each year, commencing on August 13, 2003. The notes will mature on February 13, 2015. We may redeem some or all of the notes at any time or from time to time at a redemption price calculated as described in this prospectus supplement under "Description of the Notes—Optional Redemption."

The notes will be senior obligations of our company and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page S-11 of this prospectus supplement.

	Per Note	Total
Public offering price[(1)]	99.457%	$198,914,000
Underwriting discount	.65%	$1,300,000
Proceeds, before expenses to Nationwide Financial	98.807%	$197,614,000

(1) Plus accrued interest from February 13, 2003, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 13, 2003.

Joint Book-running Managers

Merrill Lynch & Co. **Morgan Stanley**

JPMorgan **Wachovia Securities**

The date of this prospectus supplement is February 10, 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. Our business, financial condition, results of operation and prospects may have changed since that date. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

[This Page Intentionally Left Blank]

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual amounts to differ materially from those projected in the information. Forward-looking statements may be included in this prospectus supplement and the accompanying prospectus or may be "incorporated by reference" from other documents filed with the SEC by us and may include statements for the periods from and after the completion of the offering. You can find many of these statements by looking for words including, for example, "believes," "expects," "anticipates," "estimates" or similar expressions in this prospectus supplement and the accompanying prospectus or in documents incorporated by reference herein.

The forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward-looking statements include, among others, the following possibilities:

- change in Nationwide Corporation's control of NFS through its beneficial ownership of approximately 94.4% of the combined voting power of all the outstanding common stock and approximately 63.0% of the economic interest in NFS;

- NFS' primary reliance, as a holding company, on dividends from its subsidiaries to meet debt service obligations and the applicable regulatory restrictions on the ability of NFS' subsidiaries to pay such dividends;

- the potential impact on NFS' reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies;

- tax law changes impacting the tax treatment of life insurance and investment products;

- repeal of the federal estate tax;

- heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

- adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements;

- failure to expand distribution channels in order to obtain new customers or failure to retain existing customers;

- inability to carry out marketing and sales plans, including, among others, development of new products and/ or changes to certain existing products and acceptance of the new and/or revised products in the market;

- changes in interest rates and the stock markets causing a reduction of investment income and/or asset fees, an acceleration of the amortization of deferred policy acquisition costs, reduction in the value of NFS' investment portfolio or separate account assets or a reduction in the demand for NFS' products;

- general economic and business conditions which are less favorable than expected;

- competitive, regulatory or tax changes that affect the cost of, or demand for NFS' products;

- unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

- inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts and in pricing our products;

- failure to successfully integrate the businesses of Nationwide Provident into NFS; and

- adverse litigation results or resolution of litigation and/or arbitration.

Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this information, which speaks only as of the date of this prospectus supplement or in the case of a document incorporated by reference, the date of that document.

All subsequent written and oral forward-looking information attributable to us or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery.

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms "NFS," "we," "our" and "us" refer to Nationwide Financial Services, Inc. and its consolidated subsidiaries, unless otherwise specified.

Nationwide Financial Services, Inc.

Overview

We were formed in November 1996 as a holding company for Nationwide Life Insurance Company, or NLIC, and other companies that comprise the domestic life insurance and retirement savings operations of the Nationwide group of companies, or Nationwide. We are incorporated in the State of Delaware and maintain our principal executive offices in Columbus, Ohio.

We are a leading provider of long-term savings and retirement products in the United States of America. We develop and sell a diverse range of products including individual annuities, Private and Public Sector pension plans and other investment products sold to institutions, and life insurance. We sell our products through a diverse distribution network, including independent broker/dealers, wirehouse and regional firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions, The 401(k) Company, Nationwide Provident agents and Nationwide agents. All of our Class B common stock, par value $0.01 per share, is owned by Nationwide Corporation, a majority owned subsidiary of Nationwide Mutual Insurance Company, which we refer to as Nationwide Mutual. The Class A common stock and the Class B common stock make up all of our outstanding common stock. As of December 31, 2002, the Class B common stock represented approximately 63.0% of the total number of shares of the common stock, and approximately 94.4% of the combined voting power of all of our shareholders.

Our mailing address is One Nationwide Plaza, Columbus, Ohio 43215 and our telephone number is (614) 249-7111.

Sponsored Demutualization of Provident Mutual Life Insurance Company

On October 1, 2002, pursuant to the Amended and Restated Agreement and Plan of Merger, amended and restated on July 8, 2002 and dated as of August 7, 2001, by and among NFS, Eagle Acquisition Corporation, a Pennsylvania corporation and wholly owned subsidiary of NFS, and Provident Mutual Life Insurance Company, a Pennsylvania mutual insurance company, which we refer to as Provident, we completed the sponsored demutualization of Provident, which we refer to as the Provident sponsored demutualization. Pursuant to the Amended and Restated Plan of Conversion of Provident, amended and restated on August 1, 2002 and dated as of December 14, 2001, Provident converted from a mutual insurance company to a stock insurance company in a process known as a "demutualization." Immediately thereafter, Eagle Acquisition Corporation merged with and into Provident, with Provident as the surviving corporation. As a result of the Provident sponsored demutualization, Provident, which has been renamed Nationwide Life Insurance Company of America and, along with its subsidiaries, is referred to as Nationwide Provident, has become a wholly owned subsidiary of NFS.

In the Provident sponsored demutualization, eligible members of Provident received consideration in the form of NFS Class A common stock, cash and/or policy credits. The aggregate amount of consideration delivered to Provident's eligible members in the Provident sponsored demutualization was approximately $1.12 billion.

NFS issued approximately 32 million shares of Class A common stock to eligible members and funded a portion of the cash and the policy credits delivered to the eligible members through a capital contribution to Eagle Acquisition Corporation using proceeds from a senior note offering completed on June 24, 2002. Provident funded a portion of the cash and policy credits delivered to eligible members from internal funds. As a result of the Provident sponsored demutualization, the number of outstanding NFS Class A common shares increased to approximately 151.6 million and Nationwide Mutual's indirect ownership interest was reduced from approximately 80% to approximately 63%.

Recent Developments

On February 3, 2003, NFS reported its financial results for the fourth quarter of 2002 and for the year ended December 31, 2002. For the fourth quarter of 2002, net income was $106.5 million, or $0.70 per diluted share, compared to $58.6 million, or $0.45 per diluted share, for the fourth quarter of 2001. For the year ended December 31, 2002, net income was $153.0 million, or $1.15 per diluted share, compared to $412.8 million, or $3.20 per diluted share, for the year ended December 31, 2001.

As described on page S-8 of this prospectus supplement, NFS analyzes operating performance using a non-GAAP measure referred to as net operating income. Net operating income was $122.8 million for the fourth quarter of 2002, which represented a 22% improvement from $100.8 million for the fourth quarter of 2001. For the year ended December 31, 2002, net operating income was $207.1 million, compared to $434.0 million for the year ended December 31, 2001.

A reconciliation of net operating income to net income follows:

	Quarters Ended December 31,		Twelve Months Ended December 31,	
	2002	**2001**	**2002**	**2001**
	(in millions)			
Net operating income	$122.8	$100.8	$207.1	$434.0
Net realized losses on investments, hedging instruments and hedged items, excluding securitizations, net of taxes	(16.3)	(35.7)	(57.5)	(9.7)
Income (loss) from discontinued operations, net of taxes	—	(6.5)	3.4	(4.4)
Cumulative effect of adoption of accounting principles, net of taxes	—	—	—	(7.1)
Net income	$106.5	$ 58.6	$153.0	$412.8

The fourth quarter's net income in 2002 included net realized losses on investments of $16.3 million, after tax, compared to $35.7 million of net realized losses, after tax, reported a year ago. The fourth quarter of 2002 losses on investments included $6.0 million of write-downs on airline industry holdings. Net realized losses on investments, after tax, was $57.5 million for the year ended December 31, 2002, as compared to $9.7 million for the year ended December 31, 2001.

Total revenues for NFS were $992.0 million in the fourth quarter of 2002 compared to $773.7 million in the fourth quarter of 2001. Total revenues for NFS were $3.4 billion for the year ended December 31, 2002 compared to $3.1 billion for the year ended December 31, 2001.

At December 31, 2002, total consolidated assets were $95.6 billion, an increase of 4% from $92.0 billion at December 31, 2001. Total consolidated assets as of December 31, 2002 included separate account assets of $50.3 billion, a decrease of 16% from $59.6 billion as of December 31, 2001.

Because the Provident sponsored demutualization was completed effective October 1, 2002, NFS' financial results for the fourth quarter of 2002, which include the financial results of Nationwide Provident for the fourth quarter, are not comparable to NFS' financial results for the same period in 2001, which do not include any financial results from Nationwide Provident. Similarly, NFS' financial results for the year ended December 31, 2002, which include 3 months of financial results from Nationwide Provident, are not comparable to NFS' financial results for the same period in 2001, which do not include any financial results from Nationwide Provident.

For additional information on our fourth quarter earnings, please see our Current Report on Form 8-K filed with the Securities and Exchange Commission, which we refer to as the SEC, on February 4, 2003.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF
NATIONWIDE FINANCIAL SERVICES, INC.

The following table sets forth certain consolidated financial information about us for the periods presented. The financial information below for each of the years in the five-year period ended December 31, 2001 and as of each of the years then ended, has been derived from our audited financial statements. The selected historical consolidated financial data should be read in conjunction with the financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of NFS," which are included in our Annual Report on Form 10-K previously filed with the SEC. Our audited financial statements and related notes for the year ended December 31, 2001 have been revised to reflect the Gartmore Global Investments, Inc. and Nationwide Securities, Inc. businesses as discontinued operations as a result of the exchange of shares of Gartmore Global and Nationwide Securities that we held for shares of our Class B common stock held by Nationwide Corporation in June 2002. We refer to these transactions as the Gartmore exchange transactions. These revised financial statements and related notes are included in our Current Report on Form 8-K filed with the SEC on June 21, 2002. The "Management's Discussion and Analysis of Financial Condition and Results of Operations of NFS" previously referred to does not reflect the Gartmore exchange transactions. The financial information below as of and for the nine months ended September 30, 2002 and 2001 has been derived from the unaudited consolidated financial statements which are included in our Quarterly Reports on Form 10-Q previously filed with the SEC. We believe that such unaudited financial data fairly reflects our consolidated results of operations and the consolidated financial condition for such periods. The audited and unaudited income statement information presented below has also been revised to reflect the Gartmore exchange transactions. The results of past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus. For information on the pro forma effects of the Provident sponsored demutualization as of and for the nine months ended September 30, 2002 and for the year ended December 31, 2001, please see our Current Report on Form 8-K filed with the SEC on January 31, 2003, as amended by our Current Report on Form 8-K/A filed with the SEC on February 10, 2003.

	As of or for the nine months ended September 30,		As of or for the year ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)						
	(in millions, except per share amounts)						
Results of operations[1,3]							
Policy charges	$ 748.4	$ 768.8	$1,019.1	$1,092.2	$ 895.6	$ 698.9	$545.2
Life insurance premiums	189.2	189.9	251.1	240.0	220.8	200.0	205.4
Net investment income	1,369.1	1,294.6	1,736.8	1,661.9	1,525.6	1,485.3	1,412.9
Realized gains (losses) on investments, hedging instruments and hedged items:							
Unrelated parties	(86.5)	(4.4)	(57.5)	(24.9)	(11.0)	17.9	(3.3)
Related party	23.2	44.4	44.4	—	—	—	14.4
Other	77.4	58.5	76.6	81.7	63.7	35.7	18.2
Total revenues	2,320.8	2,351.8	3,070.5	3,050.9	2,694.7	2,437.8	2,192.8
Interest credited and other benefits	929.3	930.1	1,570.3	1,470.0	1,349.2	1,284.4	1,235.4
Interest expense on debt and trust securities	55.1	40.1	54.9	48.5	47.2	35.1	26.1
Other operating expenses	1,330.0	889.7	877.1	910.0	745.7	625.6	535.9
Total benefits and expenses	2,314.4	1,859.9	2,502.3	2,428.5	2,142.1	1,945.1	1,797.4

	As of or for the nine months ended September 30,		As of or for the year ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(in millions, except per share amounts)				
Income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles	6.4	491.9	568.2	622.4	552.6	492.7	395.4
Federal income tax expense	(36.7)	132.7	143.9	187.3	183.0	168.2	137.8
Income from continuing operations before cumulative effect of adoption of accounting principles	$ 43.1	$ 359.2	$ 424.3	$ 435.1	$ 369.6	$ 324.5	$ 257.6
Net income	$ 46.5	$ 354.2	$ 412.8	$ 434.9	$ 381.3	$ 332.4	$ 265.2
Income from continuing operations before cumulative effect of adoption of accounting principles per common share:							
Basic	$ 0.35	$ 2.79	$ 3.29	$ 3.38	$ 2.88	$ 2.53	$ 2.08
Diluted	$ 0.35	$ 2.78	$ 3.28	$ 3.38	$ 2.88	$ 2.52	$ 2.08
Net income per common share:							
Basic	$ 0.37	$ 2.75	$ 3.20	$ 3.38	$ 2.96	$ 2.58	$ 2.14
Diluted	$ 0.37	$ 2.74	$ 3.20	$ 3.38	$ 2.96	$ 2.58	$ 2.14
Weighted average common shares outstanding:							
Basic	125.9	128.8	128.9	128.7	128.5	128.5	124.0
Diluted	126.2	129.2	129.2	128.9	128.6	128.6	124.1
Cash dividends declared	$ 0.38	$ 0.36	$ 0.48	$ 0.46	$ 0.38	$ 0.30	$ 0.18
Reconciliation of net income to net operating income[1,3]							
Net Income	$ 46.5	$ 354.2	$ 412.8	$ 434.9	$ 381.3	$ 332.4	$ 265.2
Realized (gains) losses on investments, hedging instruments and hedged items, net of tax	41.2	(26.0)	9.7	16.1	7.0	(11.7)	(7.9)
(Income) loss from discontinued operations, net of tax	(3.4)	(2.1)	4.4	0.2	(11.7)	(7.9)	(7.6)
Cumulative effect of adoption of accounting principles, net of tax	—	7.1	7.1	—	—	—	—
Net operating income	84.3	333.2	434.0	451.2	376.6	312.8	249.7
Pro forma adjustments[1]	—	—	—	—	—	—	(2.9)
Pro forma net operating income	$ 84.3	$ 333.2	$ 434.0	$ 451.2	$ 376.6	$ 312.8	$ 246.8
Net operating return on average realized equity[2]	3.5%	14.6%	13.8%	16.7%	16.1%	15.4%	14.1%
Balance sheet data							
Total invested assets	$33,324.6	$26,452.7	$27,814.4	$23,359.2	$22,587.9	$20,940.5	$19,673.2
Deferred policy acquisition costs	2,945.4	3,052.9	3,213.7	2,872.7	2,555.8	2,022.3	1,665.4
Separate account assets	46,598.6	54,628.7	59,646.7	65,968.8	67,155.3	50,935.8	37,724.4
Other assets	1,703.5	1,393.5	1,286.1	977.9	755.0	772.6	829.9
Total assets	$84,572.1	$85,527.8	$91,960.9	$93,178.6	$93,054.0	$74,671.2	$59,892.9
Policy reserves	$29,936.6	$24,977.9	$25,491.6	$22,243.3	$21,868.3	$19,772.2	$18,702.8
Separate account liabilities	46,598.6	54,628.7	59,646.7	65,968.8	67,155.3	50,935.8	37,724.4
Other liabilities	3,253.6	1,835.0	2,482.3	1,370.6	944.9	917.3	943.1
Long-term debt	897.1	298.4	597.0	298.4	298.4	298.4	298.4
Total liabilities	80,685.9	81,740.0	88,217.6	89,881.1	90,266.9	71,923.7	57,668.7
NFS-obligated mandatorily redeemable capital and preferred securities of subsidiary trusts	300.0	300.0	300.0	300.0	300.0	300.0	100.0
Shareholders' equity	3,586.2	3,487.8	3,443.3	2,997.5	2,487.1	2,447.5	2,124.2
Total liabilities and shareholders' equity	$84,572.1	$85,527.8	$91,960.9	$93,178.6	$93,054.0	$74,671.2	$59,892.9
Book value per common share	$ 29.91	$ 27.06	$ 26.71	$ 23.29	$ 19.35	$ 19.04	$ 16.53

	As of or for the nine months ended September 30,		As of or for the year ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(in millions, except per share amounts)				
Customer funds managed and administered[3]							
Continuing operations:							
Individual Annuity	$37,355.2	$ 38,238.4	$ 42,186.7	$ 43,694.9	$ 44,023.7	$35,315.2	$28,156.4
Institutional Products	45,793.3	47,171.1	50,417.3	47,154.0	48,321.7	38,582.0	25,812.4
Life Insurance	8,261.0	7,558.9	8,099.2	7,225.5	5,913.8	4,613.4	3,487.0
Total continuing operations	91,409.5	92,968.4	100,703.2	98,074.4	98,259.2	78,510.6	57,455.8
Discontinued operations:							
Asset Management, gross	—	25,266.2	24,347.5	22,953.4	22,866.7	19,825.5	7,840.0
Less intercompany eliminations	—	(10,934.7)	(11,911.8)	(10,031.7)	(9,978.5)	(8,154.7)	(5,285.0)
Total discontinued operations	—	14,331.5	12,435.7	12,921.7	12,888.2	11,670.8	2,555.0
Total customer funds managed and administered	$91,409.5	$107,299.9	$113,138.9	$110,996.1	$111,147.4	$90,181.4	$60,010.8
Operating income (loss) before federal income taxes by business segment[1,3]							
Individual Annuity	$ (170.1)	$ 176.7	$ 227.2	$ 276.3	$ 254.4	$ 230.2	$ 186.9
Institutional Products	145.7	157.9	209.4	224.6	201.5	164.8	126.2
Life Insurance	121.9	141.0	189.7	161.1	122.7	88.8	66.7
Corporate	(27.8)	(23.7)	(43.1)	(14.7)	(15.0)	(9.0)	4.5
Total	$ 69.7	$ 451.9	$ 583.2	$ 647.3	$ 563.6	$ 474.8	$ 384.3
Sales by business segment[3]							
Individual Annuity	$ 5,517.7	$ 5,677.1	$ 7,625.6	$ 7,338.7	$ 6,392.3	$ 6,140.2	$ 5,636.1
Institutional Products	5,704.8	5,351.6	6,985.7	7,392.2	6,645.6	5,461.8	3,981.9
Life Insurance	1,153.8	1,182.5	1,540.6	1,530.2	1,095.9	653.2	468.7

[1] Comparisons between 2001, 2000, 1999 and 1998 results of operations and those of 1997 are affected by our initial public offering in March 1997 and companion offerings of senior notes and capital securities as well as the payment of $900.0 million of dividends prior to the initial public offering.

[2] Based on pro forma net operating income and excluding accumulated other comprehensive income.

[3] As a result of the Gartmore exchange transactions, the results of our asset management business have been reported as discontinued operations with all historical information restated on a comparable basis. Structured products transactions previously reported in the asset management segment have been reclassified to the institutional products segment.

We analyze our operating performance using a non-GAAP measure that we refer to as net operating income. We calculate net operating income by adjusting our net income to exclude net realized gains and losses on investments, hedging instruments and hedged items (except for net realized gains and losses related to securitizations), discontinued operations and the cumulative effect of adoption of accounting principles, all net of tax. Net operating income or similar measures are commonly used in the insurance industry as a measure of ongoing earnings performance.

The excluded items are important to an understanding of our overall results of operations. Net operating income should not be viewed as a substitute for net income determined in accordance with GAAP, and you should note that our definition of net operating income may differ from that used by other companies. However, we believe that the presentation of net operating income as measured by us for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our business. We exclude non-securitization related net realized gains and losses on investments, hedging instruments and hedged items, net of tax, from net operating income because such items are often the result of a single non-recurring event, which may or may not be at our discretion. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our business. We include securitization related net realized gains and losses in net operating income because we believe such activities are part of our core activities and expect securitization income to be a recurring component of earnings in the future. We also exclude the cumulative effect of adoption of accounting principles and discontinued operations, net of tax, from net operating income because we believe such adjustments are not reflective of the underlying operations of our business.

We also regularly monitor and report a non-GAAP measure that we refer to as sales. Sales or similar measures are commonly used in the insurance industry as a measure of business generated in the period. We have not provided a reconciliation of sales to a comparative GAAP measure because we do not believe there is a similar GAAP measure as it relates to our industry as described below.

Sales should not be viewed as a substitute for revenues determined in accordance with GAAP, and you should note that our definition of sales might differ from that used by other companies. Sales generate customer funds managed and administered, which ultimately drive revenues. Sales are comprised of statutory premiums or deposits on individual and group annuities and life insurance products sold to a diverse customer base. Statutory premiums and deposits are calculated in accordance with accounting practices prescribed or permitted by regulatory authorities and then adjusted to arrive at sales. Sales also include deposits on administration-only group pension plans. Revenues are generated from both current and previous sales and are reported as policy charges, life insurance premiums, net investment income, and other revenues. Because revenues are generated primarily based on charges against the in-force or surrendering contracts based on a fraction of the value of the contract and sales relate primarily to the amount of premiums and deposits we received in a period, we do not believe a reconciliation of these amounts would be meaningful.

Sales are stated net of internal replacements, which in our opinion provides a more meaningful disclosure of sales. In addition, sales exclude: funding agreements issued to secure notes issued under our medium-term note programs; large case bank-owned life insurance (BOLI); large case pension plan acquisitions; and deposits into Nationwide employee and agent benefit plans. Although these products contribute to asset and earnings growth, we believe they do not produce steady production flow that lends itself to meaningful comparisons and are therefore excluded from sales.

We believe that the presentation of sales as measured by us for management purposes enhances the understanding of our business and helps depict trends that may not be apparent in the results of operations due to differences between the timing of sales and revenue recognition.

SUMMARY OF THE OFFERING

Issuer	Nationwide Financial Services, Inc.
Securities Offered	$200 million aggregate principal amount of our 5.625% senior notes due 2015.
Maturity Date	February 13, 2015.
Interest	5.625% per year.
Interest Payment Dates	Interest on the notes will be payable semiannually on February 13 and August 13 of each year beginning August 13, 2003.
Record Dates for Interest	We will make payments to the holders of record on the February 1 or August 1, as the case may be, immediately preceding the applicable payment date.
Form of Securities	Registered global note.
Denominations	$1,000 or integral multiples of $1,000.
Ranking	The notes will rank senior to any of our existing and future subordinated indebtedness and equal in right of payment to all of our other existing and future unsecured and unsubordinated indebtedness.
Optional Redemption	We may redeem some or all of the notes at any time or from time to time at a redemption price equal to the greater of:

- 100% of the principal amount of such notes; or

- the sum of the present value of the remaining scheduled payments of principal and interest on the notes, discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined herein) plus 20 basis points;

together in each case with accrued interest payments to the redemption date. See "Description of the Notes—Optional Redemption."

Security	None.
Use of Proceeds	We intend to use the net proceeds of the offering to provide additional capital to NLIC.
Listing	None.
Covenants	The notes contain various covenants, including limitations on mergers and consolidations, restrictions as to the disposition of the stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries in specified circumstances.

For additional information concerning the notes, see "Description of the Notes."

RISK FACTORS

Potential investors should carefully consider the risk factors set forth below and the other information in this prospectus supplement and the accompanying prospectus, and in any documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Because of our holding company structure, the notes will be subordinated to all indebtedness and liabilities of our subsidiaries.

We are a holding company and conduct substantially all of our operations through our subsidiaries, including NLIC. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. Therefore, in the event of the bankruptcy, liquidation or dissolution of a subsidiary, following payment by such subsidiary of its liabilities, such subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In the event of a default under our subsidiaries' credit facilities, their creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable prior to any distributions by such subsidiaries to us to pay interest or principal due on the notes. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of the notes, and such transfer were deemed a fraudulent transfer or an unlawful distribution, the holders of the notes could be required to return the payment to (or for the benefit of) the creditors of that subsidiary. This would adversely affect our ability to make payments to you as a holder of the notes.

As of September 30, 2002, as adjusted to give effect to the offering of the notes as if such transaction had occurred on that date, the indebtedness of NFS and its subsidiaries for borrowed money would have totaled approximately $1.46 billion, and the notes would be structurally subordinated to $60.0 million of that amount. Because Nationwide Provident did not have any outstanding indebtedness for borrowed money, on a pro forma basis, these amounts did not change as a result of the consummation of the Provident sponsored demutualization.

We will depend primarily upon dividends from our insurance subsidiaries to pay interest and principal on the notes.

The notes will be solely our obligations. Our ability to pay interest and principal amounts on the notes will depend to a significant degree upon our receipt of dividends from NLIC. If NLIC is limited in its ability to pay dividends to us in the future, this could impair our ability to pay interest and principal due on the notes. In particular, under Ohio insurance law, NLIC must obtain the prior regulatory approval to pay dividends or other distributions to us within a 12 month period that exceed the greater of:

(1) 10% of NLIC's statutory policyholders' surplus as of the prior December 31st; or

(2) NLIC's statutory net income for the 12-month period ending on the prior December 31st.

The Ohio insurance laws also require NLIC to obtain prior regulatory approval for any dividend paid from other than earned surplus, which is defined as the amount equal to NLIC's unassigned funds as reported in its most recent statutory financial statements. In addition, following any dividend, NLIC's policyholders' surplus must be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

NLIC's statutory-basis policyholders' surplus as of December 31, 2001 was $1.76 billion and statutory-basis net income for 2001 was $83.1 million. As of the date of this prospectus supplement, cash dividends in the form of returns of capital of $475.0 million were paid in the preceding twelve months.

Moreover, the ability of Nationwide Life Insurance Company of America to pay dividends to us is subject to regulation under Pennsylvania insurance law. Under Pennsylvania law, unless the Pennsylvania Insurance Department either approves payment or fails to disapprove payment within 30 days after being notified,

Nationwide Life Insurance Company of America may not pay any cash dividends or other non-stock distributions to us during any 12 month period if the total payments would exceed the greater of:

- Nationwide Life Insurance Company of America's statutory net income for the preceding year; or

- 10% of Nationwide Life Insurance Company of America's preceding year-end policyholders' surplus.

In addition, the Pennsylvania Insurance Department's approval of the Provident sponsored demutualization included a condition relating to dividend payments by Nationwide Life Insurance Company of America. Specifically, for a period of three years following the Provident sponsored demutualization, Nationwide Life Insurance Company of America may not pay any dividend, return of capital or other distribution on its capital stock unless approved by the Pennsylvania Insurance Department.

Our subsidiaries have no obligation to pay interest or principal due on the notes or to make funds available to us for that purpose, whether in the form of loans, dividends or other distributions.

Changes in general economic and market conditions and interest rates may significantly affect the value of our investment portfolio.

Our investment portfolio consists mainly of fixed-income securities and mortgage loans on real estate. The market values of these invested assets fluctuate depending on general economic and market conditions and the interest rate environment. For example, if interest rates rise, the investments generally will decrease in value. If interest rates decline, the investments generally will increase in value except for mortgage-backed securities, which we refer to as MBSs, which may decline due to higher prepayments on the mortgages underlying the securities.

MBSs, including collateralized mortgage obligations, which we refer to as CMOs, are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and/or refinanced by the borrowers in order to take advantage of the lower rates. MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of such prepayments. In addition, during such periods, we generally will be unable to reinvest the proceeds of any such prepayment at comparable yields. Conversely, during periods of rising interest rates, the frequency of prepayments generally decreases. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield or a loss as a result of slower prepayments.

We attempt to mitigate the negative impact of interest rate changes through asset/liability management, including investing in non-callable bonds where practical and purchasing private placement bonds and entering into mortgage loan contracts which provide prepayment protection. There can be no assurance, however, that management will be able to successfully manage the negative impact of interest rate changes. Additionally, we may, from time to time, for business, regulatory or other reasons, elect or be required to sell certain of our invested assets at a time when their fair values are less than their original cost, resulting in realized capital losses, which would reduce net income.

The continued threat of terrorism and ongoing military and other actions may result in decreases in our consolidated net income, revenue and assets under management and may adversely affect our consolidated investment portfolio.

The continued threat of terrorism, both within the United States and abroad, and the ongoing military and other actions and heightened security measures in response to that threat may cause significant volatility and declines in United States, European and other securities markets, loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause a decrease in our consolidated net income and/or revenue. In addition, some of the assets in our investment portfolio may be adversely affected by declines in the securities markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

Although we do not believe that the continued threat of terrorist attacks will have any material impact on our financial strength or performance, we can offer no assurances that this threat, future terrorist-like events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Our industry is highly competitive.

We compete with a large number of other insurers as well as non-insurance financial services companies, such as banks, broker/dealers and mutual funds. While no single company dominates the marketplace, many of our competitors have well-established national reputations and substantially greater financial resources and market share than us. We believe that competition in our lines of business is based on price, product features, commission structure, perceived financial strength, claims-paying ratings, service and name recognition.

As a result of the Gramm-Leach-Bliley Act of 1999, which permits banks, securities firms and insurance companies to affiliate more directly than they had been permitted to do in the past, national banks, with their preexisting customer bases for financial services products, may increasingly compete with insurers. This may adversely impact the sales of our products by substantially increasing the number and financial strength of our potential competitors.

A decline in our financial strength ratings could adversely affect our operations.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. These ratings are opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, are not evaluations directed to investors and are not recommendations to buy, sell or hold securities. Any lowering of these ratings could have a material adverse effect on our ability to market our products and could increase the surrender of annuity products, which could have material adverse consequences on liquidity and, under certain circumstances, net income.

NLIC's claims-paying ability and financial strength is currently rated "AA-" (Very Strong) by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which we refer to as Standard and Poor's, "Aa3" (Excellent) by Moody's Investors Service, Inc., which we refer to as Moody's, and "A+" (Superior) by A.M. Best Company, Inc., which we refer to as A.M. Best. The commercial paper of Nationwide Life is rated "A-1+" (Extremely Strong) by Standard & Poor's, "P-1" by Moody's and "AMB-1" by A.M. Best.

Our financial strength is also reflected in the ratings of outstanding securities. Our notes are rated "A-" (Strong) by Standard & Poor's and "A3" (Good) by Moody's. The capital and preferred securities issued by subsidiary trusts are rated "BBB" (Adequate) by Standard & Poor's and "Baa1" (Adequate) by Moody's.

These ratings are subject to periodic review by Standard & Poor's, Moody's and A.M. Best, and the continued retention of those ratings cannot be assured. If any of these ratings is reduced from its current level, our financial condition and results of operations could be adversely affected.

Changes in interest rates and in the financial markets may reduce our interest spread income, earnings and sales.

We are exposed to various interest rate risks. Many of our products contain guarantees that require us to credit at least a minimum rate of interest to policyholders. In addition, for competitive reasons, we may at times continue to credit above-minimum interest rates to policyholders despite reductions in prevailing market interest rates. Current crediting rates for many of our individual annuity products are at or near the contractual minimum rates. The portfolio yield on investments backing our individual annuity products has declined due to decreases in market interest rates. Further declines in market interest rates would result in an additional decline in the investment portfolio yield. A reduction in interest spread income, the difference between the interest rates that we credit policyholders and the yield we are able to earn on investments, may reduce earnings. If policyholders cancel their policies or withdraw the cash values of their policies to seek better investment yields in response to changing interest rates, our revenues are likely to decrease. If market interest rates decline, net investment income will decrease if higher-yielding fixed-income securities mature or are redeemed and the proceeds must be reinvested in lower-yielding securities.

Further declines and/or volatility in interest rates and equity markets could reduce consumer demand for our products and result in lower sales.

A decline in the equity markets can cause the values of our separate account assets to decline and reduce our revenues, increase guaranteed minimum death benefit claims, and result in the acceleration of amortization of deferred policy acquisition costs.

A significant source of revenues for us is derived from asset fees, which are calculated as a percentage of separate account assets. As of September 30, 2002, 74% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets will result in corresponding increases or decreases in separate account assets and asset fee revenue.

Our individual variable annuity contracts offer guaranteed minimum death benefit (GMDB) features. The GMDB generally provides a benefit if the annuitant dies and the policyholder contract value is less than a specified amount, which may be based on the premiums paid less amounts withdrawn or a policyholder contract value on a specified anniversary date. A decline in the stock market causing the policyholder contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the policyholder contract value, which could result in additional GMDB claims. At September 30, 2002, our net amount of risk, net of amounts reinsured, was $3.7 billion.

In addition, a decrease in separate account assets may decrease our expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in GMDB claims, which may require us to accelerate the amortization of deferred policy acquisition costs. In the third quarter of 2002, we recorded a charge of $225.6 million, after taxes, for accelerated deferred policy acquisition costs amortization as a result of the sustained downturn in the equity markets.

Changes in interest rates can negatively impact our liquidity.

Significant increases in prevailing interest rates can cause our policyholders to withdraw the cash value of their policies as they seek more attractive returns. If large numbers of policyholders or policyholders with large balances withdraw their policy values, we may be required to borrow funds or liquidate investments to raise the cash necessary to fund their withdrawals. Particularly in periods of volatile interest rates, liquidations can result in capital losses to us. Because volatile interest rates often make fixed-income investments like mortgages and privately placed bonds more difficult to sell, there is also a risk that we will find it difficult to raise the cash necessary to fund a very large amount of withdrawal activity.

Our insurance subsidiaries are subject to extensive regulations designed to benefit or protect policyholders rather than us.

Our insurance subsidiaries are regulated and supervised in the jurisdictions in which they do business. Among other things, states regulate the following:

- Operating licenses;

- Agent licenses;

- Advertising and marketing practices;

- Form and content of insurance policies, including pricing;

- Investments;

- Statutory capital requirements;

- Payments of dividends by insurance company subsidiaries;

- Assessments by guaranty associations;

- Affiliate transactions; and

- Claims practices.

State regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, with an emphasis on insurance company solvency issues and fair treatment of policyholders. Changes in regulations or in the interpretation of existing laws or regulations may adversely impact pricing, reserve adequacy or exposure to litigation. Any proposed or future state legislation or regulations may negatively impact our financial condition or results of operations.

In addition, as part of its authorization of the Provident sponsored demutualization, the Pennsylvania Insurance Department imposed the following conditions on us for the three years following the Provident sponsored demutualization:

- NFS shall provide notice to the Pennsylvania Insurance Department of any planned staff reductions that would affect 10% or more (determined based on a rolling twelve month period) of the employees of Nationwide Life Insurance Company of America principally located in Pennsylvania as of or within six months prior to the effective date of the Provident sponsored demutualization, other than with respect to the first 60 terminations;

- Nationwide Mutual, Nationwide Corporation, NFS, Eagle Acquisition Corporation and Nationwide Life Insurance Company of America shall not voluntarily withdraw their certificates of authority to engage in the insurance business in Pennsylvania, Nationwide Life Insurance Company of America shall not redomesticate to another jurisdiction, and Nationwide Life Insurance Company of America shall not close any offices in Pennsylvania without the Pennsylvania Insurance Department's approval, except that Nationwide Life Insurance Company of America may close sales offices without approval if all licensed agents in the sales office no longer work there, or in connection with the consolidation of sales offices where the employees residing in the resulting office at a minimum would consist of the employees of the consolidated offices;

- Nationwide Life Insurance Company of America shall not enter into any agreements with NFS or its affiliates that would provide for the payment by Nationwide Life Insurance Company of America to NFS or its affiliates of more than $250,000 in a year without the approval of the Pennsylvania Insurance Department; and

- Nationwide Life Insurance Company of America may not pay any dividend, return of capital or other distribution on its capital stock unless approved by the Pennsylvania Insurance Department.

Certain changes in federal laws and regulations may adversely affect our results of operations or financial condition.

Although the federal government does not directly regulate the insurance business, federal legislation, administrative policies and court decisions can significantly and adversely affect certain areas of our business. In addition to product tax issues, these areas include pension and employee welfare benefit plan regulation, financial services regulation and taxation generally. For example, the following events could adversely affect our business:

- changes in laws such as the Employee Retirement Income Security Act of 1974, as amended, that apply to group annuities;

- changes in tax laws that would reduce or eliminate the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products;

- repeal of the federal estate tax;

- changes in applicable laws or regulations that could restrict the ability of some companies to purchase certain corporate-owned life insurance products;

- changes in the availability of, or rules concerning the establishment and operation of, 401(k), 403(b) and 457 plans or individual retirement accounts; or

- changes in tax laws based on the Bush administration's recent proposals to reduce or eliminate the federal income tax on corporate dividends and to establish new tax-advantaged retirement and life savings plans, each of which, if enacted as proposed, could materially reduce the tax advantages of investing in variable annuities.

Inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts could have a material adverse impact on our reported income.

The process of calculating reserve amounts for an insurance organization involves the use of a number of assumptions including those related to persistency (how long a contract stays with the company), mortality (the relative incidence of death in a given time or place), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts). Actual results could differ significantly from those assumed. As such, inaccuracies in one or more of these assumptions could result in material adverse impacts on our reported net income.

The insurance industry has been the target of sales practice litigation.

In recent years, insurance companies have been named as defendants in lawsuits, including class actions, relating to sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. Future litigation relating to sales practices may negatively affect us by resulting in the payment of substantial awards or settlements, increasing legal costs, diverting management attention from other business issues or harming our reputation with customers.

Certain changes in the accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies could have a material adverse impact on our reported income.

We are subject to the application of accounting principles generally accepted in the United States of America, which are periodically revised and/or expanded. As such, we are periodically required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board. It is possible that future changes required to be adopted could change the current accounting treatment that we apply and such changes could result in material adverse impacts on our reported net income and/or financial position.

Anticipated benefits from the Provident sponsored demutualization may not be realized.

Among the factors considered by our board of directors in connection with its approval of the Provident sponsored demutualization were the opportunities for economies of scale, as well as operating efficiencies that could result from the Provident sponsored demutualization. We cannot give any assurance that these savings will be realized within the time periods contemplated or even that they will be realized at all. Our board of directors also considered the potential for growth through expansion of distribution channels for the combined companies that may result from the Provident sponsored demutualization. There is no guarantee that this or any other anticipated potential benefit from the Provident sponsored demutualization will be realized. In addition, the continuing process of integrating NFS' and Nationwide Provident's operations could cause an interruption of, or loss of momentum in, the activities of Nationwide Provident's businesses and the loss of key personnel.

Assets allocated to the closed block established by Nationwide Life Insurance Company of America could be subject to the claims of creditors in an insolvency.

In connection with the Provident sponsored demutualization, Nationwide Life Insurance Company of America established an accounting mechanism, known as a closed block, to give reasonable assurance to the owners of certain participating policies of Nationwide Life Insurance Company of America that assets will be available to maintain the 2001 dividend scale if the experience underlying that dividend scale continues. The closed block also provides for appropriate adjustments to those scales if the experience underlying the dividend scale changes.

Nationwide Life Insurance Company of America allocated assets to the closed block in an amount that produces cash flows which, together with anticipated revenue from the policies included in the closed block, are expected to be sufficient to support the closed block business, including provisions for payment of claims and certain expenses and taxes, and to provide for continuation of the 2001 dividend scales if the experience underlying such dividend scales continues. The assets allocated to the closed block, the cash flows generated by the assets and the anticipated revenue from the policies in the closed block will benefit only the holders of those policies included in the closed block. However, the assets allocated to the closed block are Nationwide Life Insurance Company of America's assets and are subject to the same liabilities (in the same priority) as all assets in Nationwide Life Insurance Company of America's general account. If Nationwide Life Insurance Company of America were to become insolvent, the assets allocated to the closed block, like assets in Nationwide Life Insurance Company of America's general account, could be subject to the claims of creditors.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes to provide additional capital to NLIC. We will invest funds not immediately required for such purposes in short-term or medium-term securities.

CAPITALIZATION

The following table sets forth our consolidated short- and long-term debt and capitalization as of September 30, 2002. The table also sets forth our consolidated short- and long-term debt and capitalization (i) as adjusted to give effect to the offering of shares as consideration in the Provident sponsored demutualization and (ii) as further adjusted to give effect to this offering. The following data should be read in connection with our consolidated financial statements and notes, which are incorporated by reference in this prospectus supplement.

	Actual	As Adjusted for the Provident Sponsored Demutualization	As Further Adjusted for this Offering
		(in millions)	
Short-term debt	$ 60.0	$ 60.0	$ 60.0
Long-term debt	897.1	897.1	1,097.1
Company-obligated mandatorily redeemable capital and preferred securities of subsidiary trusts holding solely junior subordinated debt securities of NFS	300.0	300.0	300.0
Shareholders' equity excluding accumulated other comprehensive income	3,125.9	3,967.6	3,967.6
Accumulated other comprehensive income	460.3	460.3	460.3
Total capitalization	$4,843.3	$5,685.0	$5,885.0

DESCRIPTION OF THE NOTES

You should read the following information concerning the notes in conjunction with the statements under "Description of the Debt Securities" in the accompanying prospectus.

General

We will issue the notes as a separate series of debt securities under an indenture dated as of November 1, 2001, as supplemented by a third supplemental indenture to be dated as of February 13, 2003, between us and Wilmington Trust Company, as trustee. We initially will issue notes with an aggregate principal amount of $200 million. We may, subject to obtaining all necessary corporate approvals and all approvals required under our Intercompany Agreement with Nationwide Mutual, but without the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. These additional notes, together with the notes, will be a single series of notes under the indenture. We will issue the notes in denominations of $1,000 or in multiples of $1,000. The notes will mature on February 13, 2015.

The notes will be our direct, unsecured obligations and will rank equally with each other and with all other existing and future unsecured and unsubordinated indebtedness. All existing and future liabilities of our subsidiaries will be effectively senior to the notes. As an insurance holding company, our ability to meet debt service obligations, including that of the notes, depends primarily on the receipt of sufficient funds from NLIC, our primary operating subsidiary. NLIC is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay any amount pursuant to the notes or to make any funds available therefore, whether as dividends, loans or other payments to us. In addition, since our material subsidiaries, including NLIC, are insurance companies, their ability to pay dividends to us is subject to regulatory limitations. The ability of Nationwide Life Insurance Company of America to pay dividends to us is also subject to regulatory limitations. See "Risk Factors—We will depend primarily upon dividends from our insurance subsidiaries to pay interest and principal on the notes" in this prospectus supplement.

Except as described under the captions "Description of the Debt Securities—Certain Covenants of the Company—Limitations on Liens", "Consolidation, Merger and Sale of Assets" and "Restrictions on Certain Dispositions" in the accompanying prospectus, the indenture does not contain any provisions that would limit our ability to incur or secure indebtedness or that would afford holders of the notes protection in the event of (1) a highly leveraged or similar transaction involving us or our affiliates, (2) a change of control or (3) a reorganization, restructuring, merger or similar transaction that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under the captions "Description of the Debt Securities—Certain Covenants of the Company—Limitations on Liens", "Consolidation, Merger and Sale of Assets" and "Restrictions on Certain Dispositions" in the accompanying prospectus, we may, in the future, enter into certain transactions such as the sale of all or substantially all of our assets or the merger, amalgamation or consolidation with another entity that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service our indebtedness, including the notes.

Principal and Interest

Interest on the notes will accrue from February 13, 2003 at a rate of 5.625% per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on February 13 and August 13 of each year, commencing on August 13, 2003, and at maturity. Except for defaulted interest, we will make each interest and principal payment to the persons in whose names the notes are registered at the close of business on the regular record date immediately preceding the date fixed for payments of principal and interest on the notes. We will, however, make any interest payments due at maturity or upon prior redemption of the notes to the persons to whom the related principal payments are made. The regular record date will be February 1 or August 1, as the case may be, immediately preceding the applicable payment date.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date or earlier redemption date, as the case may be. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity or earlier redemption date, as the case may be.

Principal and interest unclaimed by a note holder for two years or more after its payment has become due shall be discharged from trust to us. In this case, the note holder to whom the unclaimed amount was due may look only to us as an unsecured creditor for the payment of such unclaimed amount.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

- 100% of the aggregate principal amount of the notes to be redeemed; or

- as determined by the Quotation Agent (defined below), the sum of the present value of the remaining scheduled payments of principal on the notes, together with the present value of all remaining and scheduled semi-annual interest payments on the notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (defined below) plus 20 basis points, which we refer to as the Make-Whole Amount;

together in each case with accrued interest payments to the redemption date.

For purposes of determining the Make-Whole Amount, the following definitions apply:

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized at the time of selection, and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means with respect to any redemption date (1) the average of three Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (2) if the fewer than five Reference Treasury Dealer Quotations are obtained, the average of all Reference Treasury Dealer Quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means a primary independent United States government securities dealer.

"Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

"Treasury Rate" means the rate per annum equal to the semi-annual equivalent or interpolated (on a day-count basis) yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed.

Delivery and Form

The notes will be issued in the form of one or more securities in global form. Each global security will be deposited on the date of the closing of the sale of the notes, on behalf of DTC, and registered in the name of Cede & Co., as DTC's nominee.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchase of securities within the DTC system must be made by or through direct participants, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser of each security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities issued in the form of global securities are to be accompanied by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in such securities, except in the event that use of the book-entry system for such securities is discontinued.

DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. as the registered holder of securities issued in the form of global securities. If less than all of a series of such securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting with respect to securities issued in the form of global securities is limited to the holders of record of such securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to such securities. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of such securities as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments in respect of the securities issued in the form of global securities will be made by the issuer of such securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to DTC are the responsibility of the issuer of the applicable securities, disbursements of such payments to direct participants is the responsibility of DTC, and disbursements of such payments to the beneficial owners is the responsibility of direct and indirect participants.

DTC may discontinue providing its service as depositary with respect to any securities at any time by giving reasonable notice to the issuer of such securities. In the event that a successor depositary is not obtained, individual security certificates representing such securities are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or successor depositary).

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but neither we nor the underwriters assume any responsibility for the accuracy thereof. Neither we nor the underwriters have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

UNDERWRITING

We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives for the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$ 80,000,000
Morgan Stanley & Co. Incorporated	80,000,000
J.P. Morgan Securities Inc.	20,000,000
Wachovia Securities, Inc.	20,000,000
Total	$200,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .40% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

	Paid by NFS
Per Note	.65%

The expenses of the offering, excluding the underwriting discount, are estimated to be $250,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

EXPERTS

Our audited consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001 and the related financial statement schedules have been incorporated by reference in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 and our Current Report on Form 8-K filed with the SEC on June 21, 2002, and have been so incorporated in reliance upon the reports of KPMG LLP, independent auditors given on authority of KPMG LLP as experts in accounting and auditing.

The reports of KPMG LLP covering the consolidated financial statements and financial statement schedules described above refer to changes in accounting for derivative instruments and hedging activities and for purchased or retained interests in securitized financial assets.

The consolidated financial statements of Provident incorporated by reference in this prospectus supplement and accompanying prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, special counsel to the Company. Certain other legal matters in connection with the sale of the notes offered hereby will be passed upon for us by Patricia R. Hatler, Esq., Senior Vice President, General Counsel and Secretary of NFS. Ms. Hatler currently owns approximately 1,222 shares of our Class A common stock and holds vested options to purchase an additional 45,024 shares of our Class A common stock. Certain legal matters will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York. Dewey Ballantine LLP has in the past represented affiliates of ours. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has in the past represented one or more of the underwriters.

PROSPECTUS

$1,500,000,000

NATIONWIDE FINANCIAL SERVICES, INC.

Debt Securities
Preferred Stock
Depositary Shares
Class A Common Stock
Stock Purchase Contracts
Stock Purchase Units

Nationwide Financial Services Capital Trust III
Nationwide Financial Services Capital Trust IV
Preferred Securities
Fully and unconditionally guaranteed to the extent set forth herein by
Nationwide Financial Services, Inc.

We may offer and sell under this prospectus, at various times, the following types of securities:

- Unsecured senior debt securities

- Unsecured subordinated debt securities

- Preferred stock, which may be represented by depositary shares

- Class A common stock

- Stock purchase contracts

- Stock purchase units

We may also, in conjunction with our trusts, at various times offer and sell:

- Trust preferred securities, which we will guarantee

We may offer these securities in one or more separate classes or series. We will describe in a prospectus supplement, which must accompany this prospectus, the type and amount of securities we are offering and selling, as well as the specific terms of the securities. You should read this prospectus and any accompanying supplement carefully before you invest in these securities.

Our Class A Common Stock is traded on the New York Stock Exchange under the symbol "NFS".

We may offer securities in amounts, at prices and on terms to be determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

The date of this prospectus is February 4, 2003.

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ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we, Nationwide Financial Services Capital Trust III and Nationwide Financial Services Capital Trust IV, which we refer to as the "Nationwide Trusts," have filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Using this process, we, and the Nationwide Trusts may, from time to time, offer any combination of the securities described in this prospectus, either separately or in units, in one or more offerings with a total initial offering price of up to $1,500,000,000. This prospectus provides you with a general description of the securities we and the Nationwide Trusts may offer. Each time we or the Nationwide Trusts offer securities, we will provide a prospectus supplement to this prospectus. The prospectus supplement will describe the specific terms of that offering, and may also include a discussion of any special considerations applicable to those securities. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus and the prospectus supplement, in addition to the information contained in the documents we refer you to under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference." The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC offices, each of which are listed under the heading "Where You Can Find More Information."

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the Nationwide Trusts have authorized anyone to provide you with different information. Neither we nor the Nationwide Trusts are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

All references in this prospectus to "NFS," "our company," "we," "us" or "our" mean Nationwide Financial Services, Inc. unless we state otherwise or the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual amounts to differ materially from those projected in the information. Forward-looking statements may be included in this prospectus or may be "incorporated by reference" from other documents filed with the SEC by us and may include statements for the periods from and after the completion of the offering. You can find many of these statements by looking for words including, for example, "believes," "expects," "anticipates," "estimates," or similar expressions in this prospectus or in documents incorporated by reference herein.

The forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward-looking statements include, among others, the following possibilities:

- change in Nationwide Corporation's control of NFS through its beneficial ownership of approximately 94.5% of the combined voting power of all the outstanding common stock and approximately 63.0% of the economic interest in NFS;

- NFS' primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of NFS' subsidiaries to pay such dividends;

- the potential impact on NFS' reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies;

- tax law changes impacting the tax treatment of life insurance and investment products;

- repeal of the federal estate tax;

- heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

- adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements;

- failure to expand distribution channels in order to obtain new customers or failure to retain existing customers;

- inability to carry out marketing and sales plans, including, among others, development of new products and/ or changes to certain existing products and acceptance of the new and/or revised products in the market;

- changes in interest rates and the stock markets causing a reduction of investment income and/or asset fees, an acceleration of the amortization of deferred policy acquisition costs, reduction in the value of NFS' investment portfolio or separate account assets, or a reduction in the demand for NFS' products;

- general economic and business conditions which are less favorable than expected;

- competitive, regulatory or tax changes that affect the cost of, or demand for NFS' products;

- unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

- inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts;

- failure to successfully integrate the businesses of Nationwide Life Insurance Company of America and its consolidated subsidiaries, which are collectively referred to as Nationwide Provident, into NFS; and

- adverse litigation results or resolution of litigation and arbitration.

Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this information, which speaks only as of the date of this prospectus or in the case of a document incorporated by reference, the date of that document.

All subsequent written and oral forward-looking information attributable to us or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery.

WHERE YOU CAN FIND MORE INFORMATION

General

We file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Facilities	**Regional Office**	**Regional Office**
450 Fifth Street, N.W. Washington, DC 20549	500 W. Madison Street Suite 1400 Chicago, IL 60661-2551	233 Broadway New York, NY 10279

Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. These materials may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov.

Together with our trusts, we have filed a registration statement on Form S-3 with the SEC that registers the securities they or we are offering. The registration statement, including the attached exhibits, contains additional relevant information about us, the trusts and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

The Nationwide Trusts

There are no separate financial statements of our trusts in this prospectus. We do not believe the financial statements would be helpful to the holders of the preferred securities of our trusts because:

- All of the voting securities of each of the trusts will be owned, directly or indirectly, by us, a reporting company under the Securities Exchange Act of 1934;

- The trusts have no operating history or independent operations and are not engaged in, and do not propose to engage in, any activity other than issuing securities representing undivided beneficial interests in the assets of the trusts and investing the proceeds in subordinated debt securities issued by us; and

- We will fully and unconditionally guarantee the obligations of the trusts under the preferred securities. See "Description of the Preferred Securities Guarantees."

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly, and special reports as well as proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

- Our Current Reports on Form 8-K dated October 1, 2002, October 18, 2002, October 24, 2002, October 28, 2002, November 15, 2002, December 4, 2002, December 27, 2002, January 8, 2003, January 27, 2003 and January 31, 2003;

- Our Current Report on Form 8-K filed on June 21, 2002, which presents the Nationwide Financial Services, Inc. and Subsidiaries Consolidated Financial Statements (with Independent Auditors' Report Thereon) as revised to reflect discontinued operations as a result of transactions that were previously announced;

- The description of our common stock included in our Registration Statement on Form 8-A, filed on February 28, 1997, registering the common stock under Section 12(b) of the Securities Exchange Act, and any amendment or report subsequently filed for the purpose of updating such description; and

- All other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering.

You can obtain a copy of any of the information incorporated by reference in this prospectus, at no cost, by written or oral request to us at the following address:

Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215
Attention: Roger A. Craig, Associate Vice President—Associate General Counsel
Telephone (614) 249-7111

Unless otherwise indicated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars ("$" or "dollars").

THE COMPANY

We were formed in November 1996 as a holding company for Nationwide Life Insurance Company, or NLIC, and other companies that comprise the domestic life insurance and retirement savings operations of the Nationwide group of companies, or Nationwide. We are incorporated in the State of Delaware and maintain our principal executive offices in Columbus, Ohio.

We are a leading provider of long-term savings and retirement products in the United States of America. We develop and sell a diverse range of products including individual annuities, Private and Public Sector pension plans and other investment products sold to institutions, and life insurance. We sell our products through a diverse distribution network, including independent broker/dealers, wirehouse and regional firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions, The 401(k) Company, Nationwide agents and Nationwide Provident agents.

All of our Class B common stock, par value $0.01 per share, is owned by Nationwide Corporation, a majority owned subsidiary of Nationwide Mutual Insurance Company, which we refer to as Nationwide Mutual. The Class A common stock and the Class B common stock make up all of our outstanding common stock. As of October 1, 2002, the Class B common stock represents approximately 63% of the total number of shares of the common stock, and 94.5% of the combined voting power of all of our shareholders.

Our mailing address is One Nationwide Plaza, Columbus, Ohio 43215 and our telephone number is (614) 249-7111.

THE NATIONWIDE TRUSTS

Each of the Nationwide Trusts are created as Delaware statutory trusts pursuant to declarations of trust executed by us as sponsor for the trusts and the appointed trustees for the trusts, and certificates of trust for each trust filed with the Delaware Secretary of State. The declaration of trust for each of the Nationwide Trusts, which are filed as exhibits to the registration statement of which this prospectus forms a part, states the terms and conditions for such Nationwide Trust to issue and sell their respective trust preferred securities and trust common securities, which we refer to as the "trust securities."

The Nationwide Trusts exist solely to:

- issue and sell their respective trust securities;

- use the proceeds from the sale of their respective trust securities to purchase and hold a series of our debt securities;

- maintain their status as grantor trusts for federal income tax purposes; and

- engage in other activities that are necessary or incidental to these purposes.

We will purchase all of the trust common securities of the Nationwide Trusts. The trust common securities will represent an aggregate liquidation amount equal to at least 3% of each of the Nationwide Trust's total capitalization. The trust common securities will have terms substantially identical to, and will rank equal in priority for payment with, the trust preferred securities. However, if we default on our subordinated debt securities, then cash distributions and liquidation, redemption and other amounts payable on the trust common securities will be subordinate to the trust preferred securities in priority of payment.

The trustees appointed by us as holder of all of the trust common securities will conduct the Nationwide Trusts' business and affairs. We will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees. The duties and obligations of the trustees shall be governed by the declaration of trust of each Nationwide Trust. A majority of the trustees of each Nationwide Trust will be our employees or officers. One trustee of each Nationwide Trust will be a financial institution which will be unaffiliated with us and which will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939, pursuant to the terms set forth in a prospectus supplement. We refer to this trustee as the "Property Trustee." In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one trustee of each Nationwide Trust will have its principal place of business or reside in the State of Delaware. We will pay all fees and expenses related to the Nationwide Trusts and the offering of the trust securities. We will guarantee payment of distributions and payments on redemption or liquidation with respect to the trust preferred securities of each Nationwide Trust to the extent the applicable the Nationwide Trust has funds available therefor.

The place of business and the telephone number of each of the Nationwide Trusts is the same as our principal executive offices and telephone number.

USE OF PROCEEDS

The trusts will use all proceeds received from the sale of the trust securities to purchase our subordinated debt securities. Except as otherwise described in a prospectus supplement, we expect to use the net proceeds from the sale of the securities we offer under this prospectus for general corporate purposes, which may include investments in or advances to subsidiaries, possible acquisitions, working capital, repayment or redemption of outstanding debt and other corporate purposes. We will invest the net proceeds until they are used for these purposes.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends on a consolidated basis for the nine months ended September 30, 2002 and for each of the years in the five year period ended December 31, 2001.

Nine Months Ended September 30, 2002	Year Ended December 31,				
	2001	2000	1999	1998	1997
1.1x	11.3x	13.8x	12.7x	15.0x	16.1x

We may issue up to 50,000,000 shares of preferred stock. Presently, no preferred shares are outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

The ratio of earnings to fixed charges is calculated by dividing earnings (income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles plus fixed charges) by fixed charges (interest on debt and trust securities). Fixed charges do not include interest credited to eligible member account balances of $929.3 million for the nine months ended September 30, 2002 and $1.25 billion, $1.18 billion, $1.10 billion, $1.07 billion, and $1.02 billion for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 respectively.

The significant decrease in this ratio for the nine months ended September 30, 2002 is primarily due to our recording of $347.1 million of accelerated deferred policy acquisition costs (DAC) amortization, before tax, due to the sustained downturn in the equity markets. Excluding this charge, the ratio was 7.4x. Also contributing to these decreases is interest on $300.0 million of 6.25% senior notes issued in November 2001 and $300.0 million of 5.90% senior notes issued in June 2002.

DESCRIPTION OF THE DEBT SECURITIES

We may issue senior debt securities and subordinated debt securities, which we will refer to as our "debt securities," at various times and in one or more series. Our debt securities may consist of notes, debentures or other evidences of indebtedness. We will issue senior debt securities under a senior debt indenture, which we entered into with Wilmington Trust Company, as trustee. We will issue subordinated debt securities under a subordinated debt indenture, which we entered into with Wilmington Trust Company, as trustee. We refer to Wilmington Trust Company, in its capacity as trustee under either or both of the indentures, as the "indenture trustee." The indentures are included as exhibits to the registration statement of which this prospectus is a part.

This section briefly summarizes certain terms of the debt securities and uses some terms that are not defined in this prospectus but that are defined in the indentures. This summary is not complete. The indentures are on file with the SEC and we have incorporated them by reference in this prospectus. You should read the indentures for a complete understanding of their provisions and for the definition of some terms used in this summary. In the summary below, we have included references to section numbers of the indentures so that you can easily locate these provisions.

General

The debt securities will be our unsecured senior or subordinated obligations. The indentures do not limit the amount of other debt securities that we may issue.

We are a holding company. We derive substantially all of our income from our operating subsidiaries. As a result, our cash flows and consequent ability to service our obligations, including our debt securities, are dependent upon the earnings of our subsidiaries, and distributions of those earnings to us, and other payments or distributions of funds by our subsidiaries to us, including payments to us of principal and interest under intercompany indebtedness. Our subsidiaries are separate and distinct legal entities and will have no obligations, contingent or otherwise, to pay any dividends or make any other distribution (except for payments required pursuant to the terms of intercompany indebtedness) to us or to otherwise pay amounts due or to make specific funds available for such payments with respect to our debt securities. Various financing arrangements, regulatory restrictions, charter provisions and other instruments may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Except to the extent that we or our creditors have a priority or equal claim as a creditor directly against our subsidiaries, payments due on the debt securities effectively will be subordinated to the debt and preferred stock of the subsidiaries because, as the common stockholder of those subsidiaries, we will be subject to the prior claims of their creditors. Our debt securities effectively will also be subordinated to any of our secured indebtedness to the extent of any such security. Furthermore, our obligations with respect to any subordinated debt securities will be subordinate and junior in right of payment to our obligations under our senior debt, including the senior debt securities.

When we offer debt securities from this registration statement, we will issue a prospectus supplement, which will accompany this prospectus and will explain the following terms of and information relating to the series of debt securities being offered:

- Classification as senior or subordinated debt securities, the specific designation, aggregate principal amount, purchase price and denomination;

- Currency or units based on or relating to currencies in which the debt securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable;

- Any date or dates upon which the principal of the debt securities is payable;

- Interest rate or rates (which may be fixed or variable) or the method by which such rate will be determined, if any;

- The dates on which any such interest will be payable;

- The place or places where the principal of, premium, if any, and interest, if any, on the debt securities will be payable;

- Any mandatory or optional redemption, repayment or sinking fund provisions;

- Whether we will issue the debt securities in registered form or bearer form or both and, if bearer debt securities are issued, any restrictions applicable to the place of payment of any principal of, premium, if any, and interest, if any, on such bearer debt securities, the exchange of one form for another and the offer, sale and delivery of such bearer debt securities;

- Whether we will issue the debt securities in whole or in part in global form and, if so, the identity of the depositary for these securities and the terms and conditions, if any, upon which these debt securities may be exchanged in whole or in part for other definitive securities;

- The proposed listing, if any, of the debt securities on any securities exchange;

- Any variation to the provisions of the indentures with respect to the satisfaction and discharge of our indebtedness and obligations, or termination of certain covenants and events of default under the indentures, with respect to the debt securities by deposit of money or government obligations;

- Any trustee (other than Wilmington Trust Company), depositary, authenticating or paying agent, transfer agent, registrar or other agent with respect to the debt securities;

- Our right to defer payments of interest on the subordinated debt securities;

- If other than the principal amount of the debt securities, the portion of the principal amount of the debt securities that is payable upon declaration of acceleration of maturity;

- Whether the debt securities will be convertible into common stock and/or exchangeable for other securities issued by us, and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable; and

- Any other specific terms of the debt securities not inconsistent with the provisions of the applicable indenture.

You may exchange your debt securities and transfer your registered debt securities as described in the applicable indenture. These services will be provided without charge, other than any tax or other governmental charge related to these services, but subject to the limitations provided in the applicable indenture. You may transfer any bearer debt securities and their coupons, if any, by delivering them to the party to whom you wish to transfer them.

Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that is below the prevailing market rate will be sold at a discount below their stated principal amount. We will describe in a prospectus supplement any special United States federal income tax considerations that apply to discounted debt securities and debt securities issued at par, which are treated as having been issued at a discount for United States federal income tax purposes.

Principal amounts of or interest on our debt securities may be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. You may receive a principal amount or a payment of interest that is greater or lesser than the amount of principal or interest otherwise payable, depending upon the value of applicable currency, commodity, equity index or other factors. We will provide you with information on the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations in the applicable prospectus supplement.

Global Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities. We will deposit the debt securities with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. We will issue these global debt securities in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such global debt security or securities. Unless it is exchanged in whole for debt securities in definitive registered form, a global debt security may only be transferred as a whole by:

- The depositary for the global debt security to a nominee of such depositary;

- A nominee of the depositary for the global debt security to such depositary or another nominee of such depositary; or

- The depositary for the global debt security or any nominee to a successor of the depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to a series of debt securities represented by a global debt security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all such depositary arrangements.

You may own a beneficial interest in a global debt security only if you have an account with the depositary for such global debt security or hold an interest through someone with an account with the depositary. Upon the issuance of a global debt security, the depositary for such global debt security will credit your accounts on its book-entry registration and transfer system with the respective principal amounts of the debt securities represented by such global debt security beneficially owned by you. Initially, the accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such debt securities. Your ownership of a beneficial interest in a global debt security will be shown on, and the transfer of such ownership interests will be effected through, the depositary's records for such global debt security (if you have an account with the depositary) and on the records of the depositary's account holder (if you own securities through an account holder). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in global debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of such global debt security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the applicable indenture. Except as described below, if you own a beneficial interest in a global debt security, you will not be entitled to have the debt securities represented by such global debt security registered in your name, will not be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owner or holder of the debt security under the applicable indenture. Accordingly, you must rely on the procedures of the depositary for your global debt security and, if you own through a person having an account with the depositary, on the procedures of such person, to exercise any rights of a holder under the applicable indenture. If we request any action of holders or if an owner of a beneficial interest in a global debt security desires to take any action which it is entitled to take, the depositary for such global debt security would authorize the participant holding the relevant beneficial interests to give or take such action, and such participants would authorize the beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will pay the principal and any interest or premium on a global debt security to the depositary or its nominee. Neither we, the trustee nor any of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for any global debt security, upon receipt of any payment of principal, premium or interest in respect of such global debt security, will immediately credit your account with payments in amounts proportionate to your respective beneficial interest in such registered global debt security as shown on the records of the depositary.

If you own a beneficial interest in a global debt security through a participant, we expect that payments to you by the participant will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

If the depositary for any global debt security is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will appoint a successor. If we do not appoint a successor depositary registered as a clearing agency within 90 days, we will issue the affected debt securities in definitive form in exchange for the global debt security. In addition, we may determine not to have any of the debt securities of a series represented by global debt securities and, in such event, will issue debt securities of such series in a definitive form in exchange for all of the global debt securities representing such debt securities. Any debt securities issued in definitive form in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that the depositary's instructions regarding the ownership of beneficial interests in such global debt security will be based on directions given by the participants.

We may also issue bearer debt securities in global form, which we will refer to as a "bearer global security," that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary we identify in a prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to any portion of a series of debt securities to be represented by a bearer global security, will be described in the prospectus supplement relating to such series.

Certain Covenants of the Company

Limitations on Liens.   We agree that, so long as any senior debt securities remain outstanding, neither we nor our restricted subsidiaries will issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance, directly or indirectly, upon any shares of the voting stock of a restricted subsidiary without providing that such senior debt securities issued under the senior debt indenture shall be secured equally and ratably with, or prior to, any such secured indebtedness so long as the indebtedness remains outstanding. These restrictions, however, do not apply to liens or to any mortgage, pledge or other encumbrance upon shares of voting stock of any corporation that exist at the time such corporation becomes a restricted subsidiary and extensions, renewals or replacements of these pre-existing liens. (Senior Debt Indenture Section 3.9.)

The term "restricted subsidiary" means (a) so long as they are subsidiaries of ours, Nationwide Life Insurance Company or Nationwide Life and Annuity Insurance Company; (b) any other present or future insurance subsidiary, the consolidated total assets (as defined in the senior debt indenture) of which constitute 20% or more of our consolidated total assets; and (c) any subsidiary which is a successor, by merger or otherwise, to substantially all of the business or properties of any insurance subsidiary referred to or described in clauses (a) or (b).

The term "subsidiary" means any corporation or other entity in which we own or control, directly or indirectly, more than 50% of the outstanding shares of voting stock. The term "insurance subsidiary" means a subsidiary registered in the state of its domicile under the insurance laws of such state and qualified to sell insurance products. (Senior Debt Indenture Section 1.1.)

Consolidation, Merger and Sale of Assets.   The senior debt indenture and the subordinated debt indenture both provide that we may not consolidate or merge with or into, or transfer or lease our assets substantially as an entirety to any person unless:

- Either we are the continuing corporation, partnership or trust or the successor corporation, partnership, trust or person to which our assets are transferred or leased shall be organized under the laws of the United States or any state of the United States or the District of Columbia and shall expressly assume our obligations on the debt securities and under the indenture; and

- After the consolidation, merger, transfer or lease, no event of default under the relevant indenture will have occurred and be continuing.

This restriction on the consolidation, merger or sale of our assets does not apply to any recapitalization transaction, a change of control over us or a highly leveraged transaction unless such transactions or change of control were structured to include a merger or consolidation or transfer or lease of our assets substantially as an entirety. Unless otherwise described in a prospectus supplement for a particular series of debt securities, no covenants or other provisions in the indentures provide for a put or increased interest or otherwise afford you additional protection in the event of a recapitalization transaction, a change of control over us or a highly leveraged transaction.

Restrictions on Certain Dispositions.   As long as any of the senior debt securities remain outstanding, neither we nor our restricted subsidiaries may issue, sell, assign, transfer or otherwise dispose of any of the voting stock of any of our restricted subsidiaries, unless:

- The issuance, sale, assignment, transfer or other disposal of voting stock is required to comply with the order of a court or regulatory authority, other than an order that we or one of our restricted subsidiaries requested;

- The shares of voting stock issued, sold, assigned, transferred or otherwise disposed of are directors' qualifying shares;

- All of the voting stock of a restricted subsidiary that either we or our restricted subsidiaries own is sold for cash or other property that has a fair market value (as determined in good faith by our board of directors) that is at least equal to the fair value of such voting stock; or

- We would own, together with our restricted subsidiaries, at least 80% of the issued and outstanding voting stock of such restricted subsidiary after the issuance, sale, assignment, transfer or other disposition, and such issuance, sale, assignment, transfer or other disposition is made for cash or other property which is at least equal to the fair value of such voting stock. (Senior Debt Indenture Section 9.3.)

When we refer to "fair value," with respect to any voting stock, we mean the fair value as determined in good faith by our board of directors. (Senior Debt Indenture Section 1.1.) The senior debt indenture does not restrict the transfer of assets from a restricted subsidiary to any person, including either to us or one of our subsidiaries.

Events of Default

The following events are events of default under an indenture for any debt security:

- A default in payment of any interest for 30 days on any debt securities of a series;

- A default in payment of all or any part of the principal of the debt securities of a series when due, either at maturity or upon any redemption;

- A default in payment of any sinking fund installment when due;

- A default in the performance, or breach, of any covenant or warranty of ours contained in the applicable indenture for the benefit of a particular series, and the continuance of this default or breach for a period of 60 days after written notice is given as provided in such indenture;

- Our bankruptcy, insolvency or reorganization;

- An event of default by us or any of our restricted subsidiaries on any other indebtedness for borrowed money (other than non-recourse obligations), in an aggregate principal amount exceeding $50,000,000, if such event of default results in the acceleration of the other indebtedness, so long as such acceleration is not cured, waived, rescinded or annulled, or such indebtedness is not discharged, within 10 days after we receive written notice of the event of default. If the acceleration ceases or is cured, waived, rescinded or annulled, there will be no event of default under this paragraph; or

- Any other event of default with respect to any debt securities of a series including an event of default provided for in a supplemental indenture under which any series of debt securities is issued. (Senior and Subordinated Debt Indentures Section 5.1.)

If an event of default has occurred and is continuing, other than an event of default described under the fifth bullet above, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that affected series may declare the principal and accrued interest of all debt securities of that such affected series to be due and payable immediately. If the event of default specified in the fifth bullet above shall have occurred, the principal amount on all series of debt securities shall automatically, without any action on the part of the trustee or the holder, become immediately due and payable. These declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debt securities of all such affected series; however, a continuing default in payment of principal or premium of or interest on debt securities may not be annulled or waived. (Senior Debt Indenture Sections 5.1 and 5.10 and Subordinated Debt Indenture Section 5.1.)

The trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders have offered the trustee reasonable indemnity. This right of the trustee is subject to the provisions relating to its duties during the continuance of any event of default. (Senior and Subordinated Debt Indentures Section 6.2.) Subject to the provisions for indemnification and subject to the right of the trustee to decline to follow any holders' directions under specified circumstances, the holders of a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. (Senior and Subordinated Debt Indentures Sections 5.9 and 5.12.)

Holders of debt securities may not institute any action against us under an indenture (except as set forth above and actions for payment of overdue principal, premium, if any, or interest) unless:

- They have given the trustee advance written notice of a default that is continuing;

- The holders of at least 25% in principal amount of the outstanding debt securities of each affected series (treated as one class) have requested the trustee to institute an action and have offered the trustee reasonable indemnity;

- The trustee has not instituted this action within 60 days of their request; and

- The trustee has not received direction inconsistent with such written request from the holders of a majority in aggregate principal amount of the debt securities of each affected series (treated as one class). (Senior Debt Indenture Sections 5.6 and 5.9 and Subordinated Debt Indenture Sections 5.7 and 5.12.)

We may choose to sell subordinated debt securities of any series to a statutory trust created by us that will use the proceeds from the sale of its preferred and common securities to purchase our subordinated debt securities. If you hold the preferred securities of this trust, you may bring suit directly against us to force us to pay the trust amounts owed on our subordinated debt securities held by the trust in a principal amount equal to the aggregate liquidation amount of the preferred securities held by you. At least a majority of the holders of preferred securities of the trust must consent to any waiver of an event of default with respect to the series of subordinated debt securities held by the trust and each such holder must consent to any supplemental indenture that would adversely affect the interests of such holders. (Subordinated Indenture Sections 5.7, 5.10 and 5.13.)

Each year, we will either certify to the relevant trustee that we are not in default of any of our obligations under both indentures or we will specify to the relevant trustee any default that exists under one or both indentures. (Senior and Subordinated Debt Indentures Section 3.4.)

Discharge, Defeasance and Covenant Defeasance

We can discharge or defease our obligations under each indenture as set forth below if the applicable prospectus supplement allows. (Senior and Subordinated Debt Indentures Article X and Section 3.2.)

We may discharge certain obligations to you if your debt securities have not already been delivered to the trustee for cancellation and have either become due and payable, are by their terms due and payable or are scheduled for redemption within one year by irrevocably depositing with the trustee (a) cash, (b) in the case of debt securities payable only in U.S. dollars, U.S. government obligations, or (c) a combination thereof, as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, and any mandatory sinking fund or analogous payments, the principal of, premium, if any, and interest on your debt securities.

If allowed by the applicable prospectus supplement, we may also:

(1) defease and be discharged from any and all obligations with respect to the debt securities of or within any series ("full defeasance"); or

(2) be released from our obligations under certain covenants applicable to the debt securities of or within any series ("covenant defeasance"),

if we deposit money or government obligations with the relevant trustee in sufficient quantity that will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such debt securities to maturity or redemption and any mandatory sinking fund or analogous payments thereon. As a condition to the above actions, we must deliver an opinion of counsel to the trustee stating that the holders of affected debt securities will not recognize income, gain or loss for federal income tax purposes as a result of our actions and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if we had not taken these actions. Such opinion of counsel, in the case of defeasance under clause (1) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant indenture. (Senior Debt Indenture Sections 10.5 and 10.6 and Subordinated Debt Indenture Section 10.6.)

We may exercise our full defeasance option for the debt securities despite our prior exercise of our covenant defeasance option. If we exercise our full defeasance option, payment of the debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the debt securities may not be accelerated by reason of default or an event of default with respect to the covenants to which the covenant defeasance is applicable. However, if such acceleration were to occur by reason of another event of default, the realizable value at the acceleration date of the money and government obligations in the defeasance trust may be less than the principal and interest then due on such debt securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors. (Senior Debt Indenture Sections 10.3 and 10.4 and Subordinated Debt Indenture Section 10.6.)

Modification of the Indentures

The indentures allow us to enter into supplemental indentures with the trustee without the consent of the holders of the debt securities to:

- Secure any debt securities;

- Evidence the assumption by a successor corporation of our obligations;

- Add covenants for the protection of the holders of debt securities;

- Cure any ambiguity or correct any inconsistency in an indenture, provided that the cure or correction does not adversely affect the holders of such debt securities;

- Establish the forms or terms of debt securities of any series; and/or

- Evidence the acceptance of appointment by a successor trustee. (Senior and Subordinated Debt Indentures Section 8.1.)

Either the trustee or we may add other provisions to, or change in any manner or eliminate any of the provisions of any indenture or modify the rights of the holders of the debt securities of each series so affected with the consent of the holders of a majority in aggregate principal amount of debt securities of all series issued under the indenture then outstanding and affected (voting as one class). However, we need the consent of the holder of each outstanding debt security affected in order to:

- Extend the stated maturity of the principal of any debt security;

- Reduce the principal amount of any debt security;

- Reduce the rate or extend the time of payment of interest on any debt security;

- Reduce any amount payable on redemption of any debt security;

- Change the currency in which the principal of (including any amount in respect of original issue discount), premium, or interest on any debt security is payable;

- Reduce the amount of any original issue discount debt security that is payable upon acceleration or provable in bankruptcy;

- Alter certain provisions of an indenture relating to the debt securities not denominated in U.S. dollars;

- Impair the right to institute suit for the enforcement of any payment on any debt security when due; or

- Reduce the percentage in aggregate principal amount of debt securities of any series, the consent of the holders of which is required for any such modification. (Senior and Subordinated Debt Indentures Section 8.2.)

The subordinated debt indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of senior indebtedness that would be adversely affected by the amendment. (Subordinated Debt Indenture Section 8.6.)

Subordination

We will make all payments on our senior indebtedness first before paying the principal of, premium, if any, and interest on debt securities issued under the subordinated debt indenture. The subordinated debt indenture defines "senior indebtedness" as the principal of and premium, if any, and interest on:

(a) All our indebtedness,

- for money we borrowed,

- for the money borrowed by and obligations of others that we have assumed or guaranteed,

- in respect of letters of credit and acceptances issued or made by banks, or

- constituting purchase money indebtedness, or indebtedness secured by property included in our property, plant and equipment accounts at the time of the acquisition of such property by us, which we are directly liable to pay; and

(b) All deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any such indebtedness.

When we use the term "purchase money indebtedness" we mean indebtedness evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest) issued or assumed as consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, unless by its terms such indebtedness is subordinate to our other indebtedness. Unless we state differently in the subordinated debt indenture or the subordinated debt securities, senior indebtedness shall not include any of our indebtedness which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or pari passu with the subordinated debt securities, or any of our indebtedness to one of our subsidiaries. (Subordinated Debt Indenture Section 1.1) The subordinated debt indenture does not contain any limitation on the amount of senior indebtedness that we can incur.

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving us or our property, or that subordinated debt securities of any series are declared due and payable before their expressed maturity because of the occurrence of an event of default pursuant to Section 5.1 of the subordinated debt indenture (under circumstances other than a bankruptcy or insolvency event as described above), then the holders of all senior indebtedness will be entitled to be paid the full amount due on the senior indebtedness before the holders of any subordinated debt securities receive any payment on the subordinated debt securities. In the event and during the continuation of any default in payment of any senior indebtedness or if any event of default shall exist under any senior indebtedness, no payment of the principal or interest on the subordinated debt securities or coupons will be made. (Subordinated Debt Indenture Article XIII) If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York (without regard to the conflict of law provisions of the State of New York), except to the extent the Trust Indenture Act is applicable. (Senior and Subordinated Debt Indentures Section 11.8.)

Concerning the Trustee

Wilmington Trust Company is one of a number of banks with which we maintain ordinary banking and trust relationships.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

The following is a summary description of our common stock and preferred stock. You can find information about our common stock and preferred stock in the following documents that progressively provide more detail: 1) this prospectus, 2) the prospectus supplement, 3) our restated certificate of incorporation and restated bylaws, and 4) the laws of the State of Delaware. Since the terms of common stock and preferred stock may differ from the general information we provide here, in all cases rely on the information in the laws of the State of Delaware over different information in our restated certificate of incorporation and restated bylaws; rely on our restated certificate of incorporation and restated bylaws over the prospectus supplement; and rely on the prospectus supplement over this prospectus.

We are currently authorized to issue 750 million shares of Class A Common Stock, par value $0.01 per share, 750 million shares of Class B Common Stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share. The shares of our Class A Common Stock and Class B Common Stock are almost identical except that our Class B Common Stock have special voting rights, conversion rights and transfer restrictions that we discuss below.

Common Stock

Voting.   All outstanding shares of our common stock are fully paid and nonassessable. Except for the equity purchase rights, which are described below, our common stockholders do not have any preemptive rights to subscribe for or purchase any additional securities issued by us. No redemption or sinking fund provisions are associated with our common stock. We do not allow our common stockholders to use cumulative voting.

We have agreed that, so long as Nationwide Mutual controls at least 50% of the combined voting power of our outstanding voting stock, Nationwide Corporation may purchase its pro rata share of any voting equity securities we may issue, to the extent this practice is permitted by the New York Stock Exchange. We refer to this right as the equity purchase right. The equity purchase right does not apply to any securities offered pursuant to employee stock options or other benefit plans, divided reinvestment plans and other offerings other than for cash.

The holders of our Class A Common Stock are entitled to one vote per share. The holders of our Class B Common Stock are entitled to ten votes per share. We believe that the superior voting rights of the Class B Common Stock might discourage unsolicited merger proposals and unfriendly tender offers. Proposals submitted to a vote of stockholders will be voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class. The presence of the holders of record that may exercise at least a majority of voting power, represented in person or by proxy, constitute a quorum for the transaction of business at the meetings of our stockholders. Our stockholders may adopt resolutions by the affirmative vote of a majority of our common stockholders present at a meeting at which a quorum is established.

Transfer.   We have not placed any restrictions on the transfer of shares of Class A Common Stock. However, if Class B Common Stock is sold or transferred to any person or persons other than a member of the Nationwide group of companies, such shares of Class B Common Stock will be converted into an equal number of shares of Class A Common Stock.

Conversion.   Our Class A Common Stock has no conversion rights. Our Class B Common Stock is convertible into Class A Common Stock at the option of the holder on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. If the number of outstanding shares of our Class B Common Stock falls below 5% of the aggregate number of issued and outstanding shares of our common stock at any time after the initial issuance of shares of Class A Common Stock, then each outstanding share of Class B Common Stock will automatically convert into one share of Class A Common Stock.

Dividends.   Common stockholders are entitled to receive cash and other dividends pro rata on a per share basis if and when dividends are declared by our board of directors. In the case of any dividend paid other than in cash or common stock (or securities convertible into or exchangeable for common stock), holders of Class A Common Stock and Class B Common Stock are entitled to receive the dividend pro rata on a per share basis. We may pay dividends on our common stock (or securities convertible into or exchangeable for common stock) in shares of our Class A Common Stock (or securities convertible into or exchangeable for our Class A Common Stock) on our Class A Common Stock and in shares of our Class B Common Stock (or securities convertible into or exchangeable for Class B Common Stock) on our Class B Common Stock.

Liquidation, Merger or Consolidation.   In the event of our liquidation or any payments made on our common stock in the event we merge or are consolidated, the holders of our Class A Common Stock and Class B Common Stock will divide our net assets available for distribution in respect of our common stock as a single class on a ratable basis.

Preferred Stock

We may offer preferred stock, the terms of which will be described in a prospectus supplement. We may also offer depositary shares evidenced by depositary receipts, each representing an interest in a share of the particular series of the preferred stock issued and deposited with a preferred stock depositary. We describe this program below in the section called "Description of Depositary Shares."

General.   Our board of directors may authorize the issuance of up to 50 million shares of preferred stock without stockholder approval. On the date of this prospectus, no shares of preferred stock were outstanding. If our board of directors authorizes the issuance of preferred stock in series, they will specify the dividend and liquidation preferences, redemption prices and conversion rights of each series. When we issue preferred stock, all shares will be fully paid and non-assessable. The holders of our preferred stock will not have preemptive rights.

Rank.   With respect to dividend rights and rights on liquidation, winding up and dissolution, each series of our preferred stock will rank:

- Senior to all classes of our common stock and to all equity securities issued by us that specifically provide that they will rank junior to our preferred stock;

- Equal with all our equity securities that specifically provide that they will rank equally with our preferred stock; and

- Junior to all our equity securities that specifically provide that they will rank senior our preferred stock.

As used in any amendment to our restated certificate of incorporation for these purposes, the term "equity securities" will not include any debt securities convertible or exchangeable for equity securities.

Dividends.   Upon a decision of our board of directors, our preferred stockholders will be entitled to receive cash dividends at such rates and on such dates as are set forth in the prospectus supplement relating to their series of preferred stock. This rate may be fixed or variable or both. We will pay dividends to holders of record of our preferred stock as they appear on our books on the record dates that are fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

We may not declare or pay full dividends or set aside funds for the payment of dividends on any series of our preferred stock unless we pay or set apart funds for payment of dividends on the equity securities entitled to receive the same dividends as our preferred stock. If full dividends are not paid, each series of preferred stock shall share dividends pro rata with these other equity securities.

Conversion and Exchange.   The prospectus supplement for any series of our preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or

Class A Common Stock or exchangeable for another series of our preferred stock, Class A Common Stock or debt securities.

Redemption.   A series of our preferred stock may be redeemed at any time, in whole or in part, at our option or the option of a preferred stockholder. We may have the right to redeem a series of our preferred stock without your consent pursuant to a sinking fund or otherwise upon the terms and at the redemption prices set forth in the prospectus supplement relating to such series.

In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by our board of directors, or by any other method determined to be equitable by our board of directors.

On and after a redemption date, dividends will cease to accrue on shares of our preferred stock called for redemption and all your rights as a holder of these shares will end (except for the right to receive the redemption price) unless we fail to properly pay the redemption price.

Liquidation Preference.   If we are liquidated, dissolved or wound up, our preferred stockholders will be entitled to receive distributions of our assets that are available for stockholders in the amount set forth in the prospectus supplement for each series of preferred stock, plus any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to our preferred stock with respect to liquidation, including our common stock. If we are liquidated, dissolved or wound up and the amounts payable on our preferred stock and on any other of our securities ranking equally with respect to liquidation rights are not paid in full, the preferred stockholders of such series and the holders of other equally ranking securities will share ratably in any distribution of our assets in proportion to the full liquidation preferences to which each is entitled. After full payment of the liquidation preference to which they are entitled, our preferred stockholders will not be entitled to any further participation in any distribution of our assets.

Voting Rights.   Our preferred stockholders will not have the right to vote unless the board of directors states for a particular series of our preferred stock that they have this right or except as required by law.

Transfer Agent and Registrar.   We will describe the transfer agent and registrar for each series of our preferred stock in the applicable prospectus supplement.

Certain Certificate and Bylaw Provisions

We describe certain provisions of our restated certificate of incorporation and restated bylaws in the following paragraphs. Some of these provisions may discourage takeovers and delay, deter or prevent a tender offer, proxy contest or other takeover attempt that you might consider to be in your best interest, including an attempt to obtain payment of a premium over the market price for your shares.

Classified Board of Directors.   Our board of directors is divided into three classes of directors. Each class is as nearly equal in number as possible and serves staggered three-year terms. As a result, you may only elect approximately one-third of our directors each year at the annual meeting of stockholders. Our board of directors believes that being classified will help to assure their continuity and stability, as well as the continuity and stability of our business strategies and policies as determined by them.

These classified board provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control over us, even though such an attempt may be beneficial to both you and us. In addition, the classified board provisions may delay you from removing a majority of the board of directors for two years if you do not like their policies.

Number of Directors; Removal; Filling Vacancies.   Our board of directors may consist of one to fifteen members. A majority of our entire board of directors (assuming no vacancies) decides the exact number of members of the board. Our board of directors currently consists of twelve directors. Our restated certificate of incorporation provides, subject to the rights of the preferred stockholders, our board of directors may fill newly created directorships. This provision may prevent you from obtaining majority representation on the board of directors by allowing the board of directors to enlarge itself and fill the new directorships with its own nominees. A director so elected by the board of directors holds office until the next election of the class for which he has been chosen and until his successor is elected and qualified. Subject to the rights of the preferred stockholders, you may only remove a director for cause and only by the affirmative vote of the holders of a majority of our outstanding voting stock. These provisions preclude you from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with your own nominees.

Special Meetings of Stockholders.   The chairman of our board of directors, the chairman and chief executive officer of the Nationwide group of companies and our president and chief operating officer may call special meetings of our stockholders and, at the request in writing of a majority of the board of directors, our secretary is required to call special meetings of our stockholders. Our stockholders are not permitted to call special meetings of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.   If a stockholder would like to submit any business to our board of directors or nominate any person for election to our board of directors at an annual meeting of stockholders, the stockholder must give notice to our Secretary in writing. This notice must be delivered or mailed to our principal executive offices at least 60 days but not more than 90 days before the first anniversary date of our proxy statement for the last annual meeting of stockholders. If an annual meeting was not held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice must be delivered or mailed within a reasonable period of time. Our board of directors will determine what a reasonable period of time is prior to the date of the applicable annual meeting. We also have certain requirements for the form and substance of a stockholder's notice, which can be found in our restated bylaws. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

Class B Common Stock.   The voting rights of our Class B Common Stock are superior to those of our Class A Common Stock, which might discourage unsolicited merger proposals and unfriendly tender offers.

No Action by Written Consent of the Stockholders.   Our stockholders may not take action by written consent in lieu of a meeting.

Delaware Takeover Statute.   Under Delaware law, we may not engage in any mergers, asset or stock sales and other similar transactions with an interested stockholder for three years from the time that the stockholder became an interested stockholder. An "interested stockholder" is a stockholder who, together with affiliates and associates, owns (or, within the last three years, did own) 15% or more of our voting stock. However, we may engage in a merger, asset or stock sale and other similar transaction with an interested stockholder under certain conditions. These include when:

- We receive prior approval of our board of directors for the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- The interested stockholder owned at least 85% of our voting stock pursuant to the transaction that made it an interested stockholder; or

- The merger, asset or stock sale or other similar transaction is approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder involved in the merger, asset or stock sale or other similar transaction.

Limitation on Liability.   Our directors' liability is limited to the extent permitted by law. Generally, our directors will not be held liable for their actions. However, they will be held liable for:

- A breach of their duty of loyalty to us or our stockholders;

- Acts or omissions not in good faith or in a way which involves intentional misconduct or a knowing violation of law;

- Payment of an improper dividend or improper repurchase of our stock; or

- Acting or not acting for improper personal benefit.

Because of these limitations on liability, our stockholders may not sue one of our directors for money unless the stockholder can show the director committed one of the offenses listed above. These provisions do not affect our directors' liability under federal securities laws. Also, our directors still have a duty of care. The limitation of our directors' liability may discourage or deter stockholders or management from suing directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us or our stockholders. This limitation on our directors' liability should not affect the availability of equitable remedies such as injunctions or rescissions based upon a director's breach of his duty of care.

Indemnification.   We will indemnify our directors and officers to the fullest extent permitted by Delaware law. We are generally required to indemnify our directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of our director's or officer's position with us or another entity that the director or officer serves at our request, subject to certain conditions. We may also advance funds to our directors and officers to enable them to defend against such proceedings. To be indemnified by us, the director or officer must have been successful in the legal proceeding or acted in good faith and in what they reasonably believed to be a lawful manner in our best interest.

Corporate Opportunities.   Except as Nationwide Mutual may agree in writing and except as stated in the Intercompany Agreement among Nationwide Mutual, Nationwide Corporation and us:

- The members of the Nationwide group of companies, which includes Nationwide Mutual and its subsidiaries and affiliates (other than NFS) and which we refer to as Nationwide, may engage in the same or similar business activities or lines of business as us; and

- The members of Nationwide and its directors, officers, employees and agents and the members of Nationwide Mutual (except as provided below) will not be liable to us or our stockholders for the breach of any fiduciary duty by reason of engaging in the same or similar business activities or lines of business as we do.

If any member of Nationwide learns about a potential transaction or matter that may be a corporate opportunity for both them and us, they do not have a duty to communicate or offer such corporate opportunity to us. They will not be liable to us or our stockholders for the breach of any fiduciary duty if they pursue or acquire such opportunity for themselves, direct such corporate opportunity to another person or entity or do not tell us about or offer such corporate opportunity to us.

Further, if one of our directors, officers, employees or agents is also a director, officer, employee or agent of any member of Nationwide and learns of a potential transaction or matter that may be a corporate opportunity for us or a member of Nationwide, they may offer such corporate opportunity either to us or to the member of Nationwide. They will not be liable to us or our stockholders for:

- breach of any fiduciary duty;

- breach of any duty of loyalty;

- failure to act in (or not opposed to) our best interests; or

- receiving improper personal benefit

because they offered the corporate opportunity to a member of Nationwide (rather than to us) or did not tell us about the corporate opportunity or they pursue or acquire the corporate opportunity for themselves or directs such corporate opportunity to another person or do not communicate information regarding such corporate opportunity to us. It is not clear, however, if these provisions are enforceable and our counsel has not delivered an opinion as to the enforceability of these provisions. These provisions may eliminate certain rights that might have been available to our stockholders under Delaware law had such provisions not been included in our restated certificate of incorporation.

Our board of directors currently consists of 12 members, 6 of whom also serve on the boards of directors of other companies within Nationwide. In addition, a significant number of our officers are also officers of other companies within Nationwide.

The foregoing provisions will end on the date that the members of Nationwide no longer beneficially own in the aggregate at least 50% of the voting power of the outstanding shares of our common stock.

DESCRIPTION OF DEPOSITARY SHARES

We provide information to you about our depositary shares in four separate documents that progressively provide more detail: 1) this prospectus, 2) the prospectus supplement, 3) the deposit agreement, and 4) the depositary receipts. Since the terms of the depositary shares may differ from the general information we have provided, in all cases rely on the information in the depositary receipts over different information in the deposit agreement; rely on the deposit agreement over the prospectus supplement; and rely on the prospectus supplement over this prospectus.

General

We may decide to have the shares of our preferred stock represented by depositary shares. If we do, the shares of any series of our preferred stock represented by depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company, which we will refer to as the "preferred stock depositary." We will list the name and address of the preferred stock depositary in the relevant prospectus supplement. Each owner of a depositary share will be entitled to all the rights, preferences and privileges of the preferred stock represented by the depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights, unless the deposit agreement states otherwise.

Depositary receipts issued pursuant to the deposit agreement will represent the depositary shares. These depositary receipts will represent a holder's rights in a number of shares of a given series of the preferred stock described in the applicable prospectus supplement.

A holder of depositary shares will be entitled to receive the shares of preferred stock (but only in whole shares of preferred stock) underlying such depositary shares. If the depositary receipts delivered by you evidence a number of depositary shares in excess of the whole number of shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares.

Dividends and Other Distributions

The preferred stock depositary will distribute cash dividends and other cash distributions for the preferred stock to the record holders of depositary receipts in proportion, if possible, to the number of depositary shares owned by each holder.

If we have a distribution of property rather than cash on our preferred stock, the preferred stock depositary will distribute the property received by it to the record holders of depositary receipts in proportion, if possible, to the number of depositary shares owned by the holders. If the preferred stock depositary determines that it is not feasible to make a distribution of property, it may adopt the method it believes to be fair and practicable for the purpose of carrying out the distribution, including sale (at public or private sale) of such property and distribution of the net proceeds from such sale to such holders. We must, however, approve this alternative method.

Either the preferred stock depositary or we will reduce the dividends and other distributions payable to a holder by any amount we are required to withhold for taxes.

Conversion and Exchange

If the preferred stock underlying your depositary shares is convertible or exchangeable, you will have either the right or obligation to convert or exchange your depositary shares pursuant to the applicable prospectus supplement.

Redemption of Depositary Shares

If the preferred stock underlying your depositary shares is redeemable, the preferred stock depositary will redeem these depositary shares using the funds it receives from the redemption of the preferred stock it held. The redemption price for each of your depositary shares is equal to the number of preferred shares the depositary share equals multiplied by the redemption price for each preferred share. Whenever we redeem preferred stock from the preferred stock depositary, it will immediately redeem a proportionate number of depositary shares representing the shares of preferred stock that we redeemed. If the preferred stock depositary is going to redeem less than all the depositary shares, it will select the depositary shares to be redeemed either by lot or pro rata, as we may determine.

After the date we set for redemption, the depositary shares we call for redemption will no longer be outstanding and all your rights as a holder of the depositary shares will end, except the right to receive money for the redeemed depositary shares. If we deposit funds with the preferred stock depositary for the redemption of your depositary shares and you do not redeem these shares within two years of the date of our deposit, the funds will be returned to us.

Voting

If we have a meeting at which the holders of shares of preferred stock represented by depositary shares are entitled to vote, the preferred stock depositary will mail them the information about the meeting that they need. Record holders of depositary receipts on the record date (which will be the same date as the record date for our preferred stock) will be entitled to instruct the preferred stock depositary how to exercise the voting rights on the shares of preferred stock represented by their depositary shares. The preferred stock depositary will try, if practicable, to vote in accordance with these instructions, and we will agree to take all reasonable actions that the preferred stock depositary may request in order to enable it to so vote. The preferred stock depositary will not vote a holder's preferred stock if it does not receive specific written instructions from the holder.

Record Date

Whenever we need to:

• pay a dividend, make a distribution, or offer any rights, preferences or privileges on preferred stock;

• hold a meeting which preferred stockholders may vote at or require notice of; or

• convert or call for redemption any of our preferred stock, the preferred stock depositary will set a record date (which shall be the same as the record date for the preferred stock). If you are a holder of depositary receipts on the record date, you will be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or be entitled to give instructions for the exercise of voting rights at a meeting or to receive notice of meeting or of redemption or conversion of your shares.

Amendment and Termination of the Deposit Agreement

We can amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement with the preferred stock depositary. However, any amendment which imposes or increases any fees, taxes or other charges payable by holders of depositary receipts (other than taxes and other governmental charges, fees and other expenses payable by holders of depositary receipts, which we describe in this prospectus under "Charges of Preferred Stock Depositary"), or which otherwise prejudices any of their substantial existing rights, will not take effect on their outstanding depositary receipts until 90 days after we mail notice of such amendment to them.

The preferred stock depositary will terminate the deposit agreement when we direct them to do so. They will mail you notice of such termination at least 30 days before they terminate the deposit agreement. The preferred stock depositary may also terminate the deposit agreement 45 days after it has delivered written notice to us of its decision to resign if we have not appointed a successor depositary willing to be our depositary at that time.

If a holder of depositary receipts still has depositary receipts after the date of termination, the preferred stock depositary will not:

- Transfer these depositary receipts;
- Pay dividends to the holder of the depositary receipts; and
- Give the holder of the depositary receipts any further notices (other than notice of such termination) or perform any further acts under the deposit agreement.

However, if the holder of depositary receipts still has depositary receipts after the date of termination, the preferred stock depositary will continue to:

- Collect dividends and any other distributions on the preferred stock; and
- Deliver the preferred stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for the depositary receipts the holder of the depositary receipts surrenders to it.

If a holder of depositary receipts has not surrendered its depositary receipts within two years from the date of termination, the preferred stock depositary may sell the preferred stock it still has at public or private sales and may keep the net proceeds of the sale, together with any money and other property then held by it, for the benefit of the holder of the depositary receipts.

Charges of Preferred Stock Depositary

We will pay the charges of the preferred stock depositary, including charges in connection with the initial deposit of the preferred stock, the initial issuance of the depositary receipts, the distribution of information to you about matters on which you are entitled to vote, withdrawals of the preferred stock by you or redemption or conversion of the preferred stock. We will not pay for taxes (including transfer taxes, if any) and other governmental charges and charges that the deposit agreement requires you to pay.

Miscellaneous

You may read all the reports and communications from us which are delivered to the preferred stock depositary as our preferred stockholder at its corporate office and its New York office.

You will not be able to hold either the preferred stock depositary or us liable if we are prevented or delayed from performing our obligations under the deposit agreement by law or any circumstance beyond our control. The preferred stock depositary is only obligated to perform its duties under the deposit agreement without negligence or bad faith. We are only obligated to perform our duties under the deposit agreement in good faith. Neither the preferred stock depositary nor we are obligated to prosecute or defend any legal proceeding for any depositary shares or preferred stock unless we receive satisfactory indemnity. Together with the preferred stock depositary, we are entitled to rely on the advice of or information from our legal counsel, accountants or other persons we believed to be competent and on documents believed to be genuine.

The preferred stock depositary may resign at any time or be removed by us, effective upon the acceptance by its successor of its appointment.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

Each of the Nationwide Trusts may issue only one series of trust preferred securities. We will describe these trust preferred securities in a prospectus supplement. The declaration of trust of the Nationwide Trusts will be qualified as an indenture under the Trust Indenture Act and will contain the terms of the trust preferred securities.

The trust preferred securities will have terms, such as distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions that are discussed in the declaration of trust or made part of the declaration of trust by the Trust Indenture Act or the Delaware Statutory Trust Act.

The prospectus supplement for the trust preferred securities of a Nationwide Trust will include the specific terms of the series of trust preferred securities being issued, including:

- The distinctive designation of the trust preferred securities;

- The number of trust preferred securities issued by such Nationwide Trust;

- The annual distribution rate (or method of determining such rate) for trust preferred securities and the date or dates upon which such distributions will be payable;

- Whether distributions on trust preferred securities will be cumulative and, in the case of trust preferred securities having cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on trust preferred securities will be cumulative;

- The amount or amounts which will be paid out of the assets of such Nationwide Trust to the holders of trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the Nationwide Trust;

- The obligation or right of the Nationwide Trust to purchase or redeem trust preferred securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which, trust preferred securities will be purchased or redeemed pursuant to such obligation;

- The voting rights, if any, of holders of trust preferred securities in addition to those required by law, including the number of votes per trust preferred security and any requirement for approval by the holders of such trust preferred securities, as a condition to specified action or amendments to the declaration of trust;

- The terms and conditions, if any, upon which the preferred securities issued by the Nationwide Trust may be converted into our Class A Common Stock, including conversion price per share;

- The terms and conditions, if any, upon which the subordinated debt securities purchased by such Nationwide Trust may be distributed to holders of trust preferred securities;

- If applicable, any securities exchange upon which the trust preferred securities will be listed; and

- Any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities not inconsistent with the declaration of trust of the Nationwide Trust or with applicable law.

We will guarantee distributions on trust preferred securities to the extent set forth below under "Description of the Trust Guarantee." Certain United States federal income tax considerations applicable to trust preferred securities will be described in a prospectus supplement relating to the trust preferred securities.

In connection with the issuance of preferred securities, each of the Nationwide Trusts will issue one series of common securities. The declaration of trust of each of the Nationwide Trusts authorizes it to issue one series of common securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the common securities issued by each of the Nationwide Trusts will be substantially identical to the terms of the trust preferred securities issued by such Nationwide Trust and the common securities will rank equally, and payments will be made thereon on a pro rata basis with the trust preferred securities. If an event of default occurs and is continuing, the rights of the holders of such common securities to payments in respect of distributions and payments upon liquidation, redemption and maturity will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, the common securities issued by each of the Nationwide Trusts will also carry the right to vote and to appoint, remove or replace any of the trustees of such Nationwide Trust. We will own all of the common securities of the Nationwide Trusts.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEES

We provide information to you about the trust preferred securities guarantees in three separate documents that progressively provide more detail: 1) this prospectus, 2) the prospectus supplement, and 3) the preferred trust guarantee. Additionally, the Trust Indenture Act incorporates certain terms into the trust preferred securities guarantee. Since the terms of the trust preferred securities guarantee may differ from the general information we have provided, in all cases rely on the information in the trust preferred securities guarantee and Trust Indenture Act over different information in the prospectus supplement; and rely on the prospectus supplement over this prospectus.

Each trust preferred security guarantee will be separately qualified under the Trust Indenture Act and will be held by Wilmington Trust Company, the indenture trustee, for your benefit.

General

We will irrevocably agree to pay in full, on a subordinated basis, to the holder of the trust preferred securities issued by a Nationwide Trust, the guarantee payments described in the next paragraph when due, regardless of any defense, right of set off or counterclaim that such Nationwide Trust may have.

We will make the following payments on the trust preferred securities issued by a Nationwide Trust, to the extent not paid by or on behalf of such Nationwide Trust:

- Any accrued and unpaid distributions which the Nationwide Trust is required to pay on the trust preferred securities if the Nationwide Trust has sufficient funds to make such payments;

- The amount payable upon redemption of the trust preferred securities, to the extent of funds held by the Nationwide Trust, for any preferred securities called for redemption by the Nationwide Trust; and

- Upon the liquidation of a Nationwide Trust, the lesser of

  (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent of funds held by such Nationwide Trust, and

(b)   the amount of assets of the Nationwide Trust remaining available for distribution to holders of trust preferred securities after the liquidation (other than in connection with the distribution of subordinated debt securities to the holders of the preferred securities of the Nationwide Trust in exchange for preferred securities as provided in the applicable declaration of trust).

We will make these payments either by directly paying the required amounts to the holders of the trust preferred securities or by causing the trust to make these payments.

Because each of these guarantees is a guarantee of payment and not of collection, you may proceed directly against us as guarantor. You do not have to first proceed against the Nationwide Trust before attempting to collect from us, and we waive any right or remedy to require that any action be brought against a Nationwide Trust or any other person or entity before proceeding against us. Our obligations will not be discharged except by payment of the guarantee payments in full.

If we fail to make interest payments on the subordinated debt securities or pay amounts payable upon the redemption, acceleration or maturity of the subordinated debt securities held by a Nationwide Trust, the Nationwide Trust will have insufficient funds to pay distributions on or to pay amounts payable upon the redemption or repayment of such preferred securities. The guarantees do not cover payment of distributions or the amount payable upon redemption or repayment in respect of preferred securities when a Nationwide Trust does not have sufficient funds to pay these distributions or amounts.

We have through each of the guarantees, and certain back-up obligations, consisting of our obligations to provide certain indemnities in respect of, and pay and be responsible for, certain expenses, costs, liabilities and debts of the trust as set forth in the declaration, indenture and subordinated debentures, taken together, fully and unconditionally guaranteed all of the trust's obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes any such guarantee. It is only the combined operation of these documents that has the effect of providing full and unconditional guarantees of the trust's obligations under the preferred securities.

Certain Covenants of Nationwide Financial Services, Inc.

In each of the guarantees, we agree that so long as any trust preferred securities remain outstanding, if at such time:

- we have exercised our option to defer interest payments on the subordinated debt securities and such deferral is continuing;

- we are in default on our payment or other obligations under each of the guarantees; or

- an event of default under the applicable indenture has occurred,

then we:

- will not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of our preferred stock (other than stock dividends paid by us which consist of the stock of the same class as that on which the dividend is being paid),

- will not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the subordinated debt securities, and

- will not make any guarantee payments with respect to the foregoing (other than pursuant to the guarantee).

Amendments and Assignment

Except with respect to any changes that do not adversely affect the rights of holders of trust preferred securities (in which case no vote will be required), the guarantee may be amended only with the prior approval of the holders of not less than 66⅔% in aggregate stated liquidation amount of the outstanding trust preferred securities. All guarantees and agreements contained in the guarantee will bind our successors, assignees, receivers, trustees and representatives and will benefit the holders of the trust preferred securities then outstanding.

Termination of the Guarantees

The guarantee will terminate as to the trust preferred securities upon full payment of the redemption price of all trust preferred securities, upon distribution of the subordinated debt securities to the holders of the trust preferred securities or upon full payment of the amounts payable in accordance with the declaration upon liquidation of the trust. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must restore payment of any sums paid under the trust preferred securities or the guarantee.

Status of the Guarantees; Subordination

The guarantees will constitute our unsecured obligation and will rank:

- Subordinate and junior in right of payment to all our liabilities, except any liabilities that may be made pari passu expressly by their terms;

- Pari passu with the most senior preferred or preference stock issued by us and with any guarantee entered into by us in respect of any preferred or preference stock or preferred securities of any affiliate of ours; and

- Senior to our common stock.

Upon our bankruptcy, liquidation or winding up, our obligations under each of the guarantees will rank junior to all our other liabilities (except as described above) and, therefore, we may not have enough funds for payments under the guarantees.

The declarations of trust provide that each holder of preferred securities by acceptance thereof agrees to the subordination provisions and other terms of the applicable guarantee.

Information Concerning the Guarantee Trustee

The guarantee trustee, prior to the occurrence of a default under the guarantee, undertakes to perform only those duties that are specifically set forth in the guarantee and, after such a default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby.

Governing Law

Our guarantee will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating you to purchase from us, and us to sell to you, a specific number of shares of Class A common stock or preferred stock, or other property, at a future date or dates. The price per share of preferred stock or Class A common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. We may issue stock purchase contracts separately or as a part of units each consisting of a stock purchase contract and debt securities, preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing your obligations to purchase the preferred stock or the Class A common stock under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to you or vice versa and the payments may be unsecured or prefunded on some basis. The stock purchase contracts may require you to secure your obligations in a specified manner. We will describe in the applicable prospectus supplement the terms of any stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We, along with the Nationwide Trusts, may sell the securities directly or through agents, underwriters or dealers.

Agents appointed by us or a Nationwide Trust may solicit offers to purchase securities. The prospectus supplement will name these agents, who may be underwriters, and discuss any commissions payable to them. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. Together with the Nationwide Trusts, we may also sell securities to an agent as principal. Agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If any underwriters are utilized in the sale of securities, either a Nationwide Trust or we will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities to the public. Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, or at various times at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If a dealer is utilized in the sale of securities in respect of which this prospectus is delivered, either a Nationwide Trust or we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by such dealer. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for us or a Nationwide Trust. Any remarketing firm will be identified and the terms of its agreement, if any, with either a Nationwide Trust or us and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the offered securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Nationwide Trust or us to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If indicated in the prospectus supplement, either a Nationwide Trust or we will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the validity of the offered securities of Nationwide Financial Services, Inc. will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, special counsel to us and the Nationwide Trusts. Unless we state otherwise in a prospectus supplement, certain matters of Delaware law relating to the validity of the preferred securities of the Nationwide Trusts will be passed upon for the Nationwide Trusts by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Nationwide Trusts. LeBoeuf, Lamb, Greene & MacRae, L.L.P. will rely as to matters of Delaware law on Richards, Layton & Finger, P.A.

EXPERTS

Our consolidated financial statements and financial statement schedules for the year ended December 31, 2001 are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 and our Current Report on Form 8-K filed on June 21, 2002, and have been so incorporated in reliance on the reports of KPMG LLP, independent accountants, given on authority of KPMG LLP as experts in accounting and auditing.

The reports of KPMG LLP covering the December 31, 2001 consolidated financial statements refer to changes in accounting for derivative instruments and hedging activities and for purchased or retained interests in securitized financial assets.

ERISA MATTERS

The Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, and Section 4975 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, impose certain requirements on employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans and certain collective investment funds or insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that are subject to the fiduciary responsibility provisions of ERISA and/or Section 4975 of the Code, and on persons who are fiduciaries with respect to the plans, in connection with the investment of "plan assets" of any plan which we refer to as Plan Assets. We refer to these types of plans or arrangements individually as the Plan and collectively, the Plans. ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan's investments be made in accordance with the documents governing the Plan.

ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan Assets and persons ("parties in interest" under ERISA and "disqualified persons" under the Code are collectively referred to as "Parties in Interest") who have certain specified relationships to a Plan or its Plan Assets, unless a statutory or administrative exemption is available. Parties in Interest that participate in a prohibited transaction may be subject to a penalty imposed under ERISA and/or an excise tax imposed pursuant to Section 4975 of the Code, unless a statutory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Section 4975 of the Code.

Any fiduciary or other Plan investor considering whether to purchase the securities with Plan Assets should determine whether such purchase is consistent with its fiduciary duties and whether such purchase would constitute or result in a non-exempt prohibited transaction under ERISA and/or Section 4975 of the Code. We and certain of our affiliates may each be considered a Party in Interest with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the offered securities are acquired by a pension or other employee benefit plan with respect to which we or any of our affiliates is a service provider (or otherwise is a Party in Interest), unless such offered securities are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Accordingly, any fiduciary or other Plan investor considering whether to purchase or hold a security should consult with its counsel regarding the availability of exemptive relief under Department of Labor Prohibited Transaction Class Exemption 96-23 (relating to transactions determined by "in-house asset managers"), 95-60 (relating to transactions involving insurance company general accounts), 91-38 (relating to transactions involving bank collective investment funds), 90-1 (relating to transactions involving insurance company pooled separate accounts) or 84-14 (relating to transactions determined by independent "qualified professional asset managers") or any other prohibited transaction exemption issued by the Department of Labor. A purchaser of a security should be aware, however, that even if the conditions specified in one or more of the above-referenced exemptions are met, the scope of the exemptive relief provided by the exemption might not cover all acts which might be construed as prohibited transactions. In any event, each purchaser or holder of a security or any interest therein will be deemed to have represented by its purchase and holding thereof that either (i) it is not a Plan or acting on behalf of a Plan or acquiring the security with the Plan Assets or (ii) the acquisition and holding of the security is exempt pursuant to one or more foregoing prohibited transaction exemptions issued by the Department of Labor or another applicable exemption.

Moreover, because the acquisition and holding of a security may be deemed to be an indirect extension of credit between an investor and Nationwide Financial Services, the security may not be purchased or held by any Plan, or any person investing Plan Assets of any Plan, if we or any of our affiliates (a) has investment or administrative discretion with respect to the Plan Assets used to effect such purchase; or (b) has authority or responsibility to give, or regularly gives, investment advice with respect to such Plan Assets, for a fee and pursuant to an agreement or understanding that such advice (1) will serve as a primary basis for investment decisions with respect to such Plan Assets, and (2) will be based on the particular investment needs of such Plan.

The Department of Labor has promulgated a regulation, 29 C.F.R. § 2510.3-101, which we refer to as the Plan Asset Regulation describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the Plan's assets are deemed to include both the equity interest itself and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation by "benefit plan investors" is not "significant." The Plan Asset Regulation provides, however, that where the value of a plan's equity interest in an entity relates solely to identified property of the entity, such property shall be treated as the sole property of a separate entity.

Any fiduciary or other Plan investor considering whether to purchase any securities on behalf of or with Plan Assets of any Plan should consult with its counsel and refer to this prospectus for guidance regarding the potential ERISA and Code consequences of an investment in the securities considering their specific circumstances.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), are not subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested in the securities without regard to the ERISA considerations described herein, subject to the provisions or other applicable federal and state law. However, any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules set forth in Section 503 of the Code. Furthermore, a governmental plan may be subject to federal, state or local laws which are similar to the provisions of ERISA or Section 4975 of the Code.

Based on the reasoning of the United States Supreme Court in *John Hancock Mutual Life Ins. Co. v. Harris Trust and Sav. Bank,* 114 S. Ct. 517 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (*e.g.*, through the purchase of an annuity contract), and the insurance company might be treated as a Party-in-Interest with respect to a Plan by virtue of such investment. Any purchaser that is an insurance company using the assets of an insurance company general account should consider the implications of Section 401(c) of ERISA as interpreted by final regulations issued by the Department of Labor effective as of January 5, 2000 (the "General Account Regulations") that provide a safe harbor for certain insurance policies issued on or before December 31, 1998 to employee benefits plans that are supported by an insurer's general account. As a result of these regulations, effective as of July 5, 2001, assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code to the extent such assets relate to contracts issued to employee benefit plans on or before December 31, 1998 and the insurer satisfies various conditions.

Due to the complexity of these rules and the penalties that may be imposed upon Parties in Interest in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing securities on behalf of, or with "plan assets" of, any Plan consult with their counsel regarding the potential consequences of such purchase and the availability of exemptive relief under Department of Labor Prohibited Transaction Class Exemption 96-23, 95-60, 91-38, 90-1 or 84-14 and determine on its own whether all of the conditions of the applicable prohibited transaction exemption (or any other prohibited transaction exemption issued by the Department of Labor) have been satisfied and that its purchase and holding of the securities will be entitled to full exemptive relief. The fiduciary of an employee benefit plan that is not subject to ERISA or Section 4975 of the Code proposing to invest in the securities must make its own determination that such investment is permitted under applicable law.

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$200,000,000



Nationwide Financial Services, Inc.

5.625% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Morgan Stanley

JPMorgan

Wachovia Securities

February 10, 2003